Exhibit 99.2

EXECUTION COPY

FIRST AMENDMENT TO

STOCK PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of April 19, 2013, and amends that certain Stock Purchase Agreement, dated as of February 13, 2013 (the “Original Execution Date”), between Anheuser-Busch InBev SA/NV, a public company organized under the laws of Belgium (“ABI”), and Constellation Brands, Inc., a Delaware corporation (“CBI”) (the “Agreement”).

W I T N E S S E T H

WHEREAS, pursuant to the terms and conditions of the Agreement, ABI has agreed, among other things, to cause all of the issued and outstanding shares of capital stock of (i) Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico and (ii) all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, in each case, to be sold to CBI or one of its designees; and

WHEREAS, the undersigned, being all of the parties to the Agreement, desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree to amend the Agreement as follows:

1. Capitalized terms used but not otherwise defined herein or in any annex or exhibit attached hereto shall have the meanings given to them in the Agreement.

2. The definition of Future Expansion in Section 9.1 of the Agreement is hereby amended to change the phrase “brew and bottle” to “brew and package”.

3. Section 3.26 of the Agreement is hereby amended, by appending the following representation and warranty to the end of that section (with such representation and warranty being made as of the date of this Amendment):

To the Knowledge of ABI and as of the date hereof, there are no material impediments (physical, legal, regulatory, or otherwise) to the expansion of the Piedras Negras Plant to brew and package a nominal capacity of thirty million (30,000,000) hectoliters of Beer per annum.

4. Section 4.8 of the Agreement is hereby amended to change the reference from “ABI’s existing credit facilities” to “CBI’s existing credit facilities”, in the third-to-last sentence of that section.

5. Section 5.7 of the Agreement is hereby deleted in its entirety and replaced with the following:

5.7 Intentionally Omitted.

6. Section 5.16 of the Agreement is hereby deleted in its entirety and replaced with the following:

5.16 Employee Matters

(a) In the event that CBI desires to hire, or desires to cause the CCC Company, the Servicios Company, or any of CBI’s Affiliates to hire within one hundred eighty (180) days following the Closing Date, any independent contractor of the CCC Company or an employee or independent contractor of Grupo Modelo or any of its Subsidiaries other than those employees or independent contractors set forth on Annex A hereto, then ABI shall not, and ABI shall cause its Affiliates, Grupo Modelo and each Grupo Modelo Affiliate not to interfere with any negotiations relating to the hiring of such an employee. For purposes of this Section 5.16(a), interference includes enforcement of any non-compete clause, offers to increase compensation or other benefits (other than Grupo Modelo broadly-offered increases).

(b) CBI shall not and shall not permit its Subsidiaries to, directly or indirectly, hire, solicit or encourage to leave the employment of ABI or any of its Affiliates any employee necessary to and actually providing transition services under the Transition Services Agreement with whom CBI, any of its Subsidiaries or any of their Representatives come into contact with in connection with receiving such transition services; provided, however, that the foregoing provision shall not apply to employees terminated by ABI or its Affiliate or general advertisements or solicitations that are not specifically targeted at such persons.

(c) ABI shall not and shall not permit its Subsidiaries to, directly or indirectly, hire, solicit or encourage to leave the employment of, any employee of any of the Companies; provided, however, that the foregoing provision shall not apply to employees terminated by any of the Companies or general advertisements or solicitations that are not specifically targeted at such persons.

7. Exhibit A to the Agreement is hereby deleted in its entirety and replaced with Exhibit A attached hereto.

8. Exhibit B to the Agreement is hereby deleted in its entirety and replaced with Exhibit B attached hereto.

9. An Annex A is hereby added to the Agreement in the form of Annex A attached hereto.

10.	(a) All references in the Agreement to “the date hereof”, “herein” or “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Articles III and IV of the Agreement are made by ABI or CBI shall not change as a result of the execution of this Amendment and shall be made as of such dates as they were in the Agreement, in each of cases (a) and (b), unless expressly indicated otherwise in this Amendment.

11. Except as expressly provided above, all terms and conditions of the Agreement shall remain unchanged and in full force and effect.

12. This Amendment shall be governed by, enforced pursuant with and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles, to the extent such principles are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction. Each party hereto hereby waives, to the extent permitted by Law, all jurisdictional defenses, objections as to venue and any rights to appeal, review or nullify such award by any court or tribunal. Each of the parties hereby submits to the exclusive jurisdiction of any court of competent jurisdiction in any Federal or State Court in the City of New York, County of New York, in any action, suit or proceeding arising out of or relating to this Amendment and the non-exclusive jurisdiction of any such court with respect to the enforcement of any award thereunder.

13. This Amendment may be executed in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, and all of which, taken together, shall be deemed to constitute one and the same instrument. This Amendment may be executed by facsimile signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ A. Randon
Name:	A. Randon
Title:	V.P. Control

By:	/s/ Benoit Loore
Name:	Benoit Loore
Title:	V.P. Legal Corporate & Compliance

CONSTELLATION BRANDS, INC.

By:	/s/ Thomas J. Mullin
Name:	Thomas J. Mullin
Title:	Executive Vice President

[Signature Page to First Amendment to Stock Purchase Agreement]

EXHIBIT A

FORM OF LICENSE AGREEMENT

EXHIBIT A

TO FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

AMENDED AND RESTATED SUB-LICENSE AGREEMENT

BETWEEN

MARCAS MODELO, S.A. DE C.V.

AND

CONSTELLATION BEERS LTD.

DATED:             , 2013

AMENDED AND RESTATED SUB-LICENSE AGREEMENT

This Amended and Restated Sub-license Agreement (“Agreement”), dated this             day of             , 2013, is by and between Marcas Modelo, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Marcas Modelo”), and Constellation Beers Ltd., a Maryland corporation (“Constellation Beers”), and amends and replaces, in its entirety, that certain Sublicense Agreement dated the 2nd day of January, 2007, as subsequently amended (the “Original Agreement”) by and between Marcas Modelo and Crown Imports LLC, a Delaware limited liability company (“Crown”).

WITNESSETH:

WHEREAS, on July 17, 2006, Diblo, S.A. de C.V., a Mexican variable stock corporation, and Barton Beers, Ltd., a Maryland corporation (“Barton”), agreed to establish and engage in a joint venture for the principal purpose of importing, marketing and selling Product (as defined below), and, in connection therewith, on January 2, 2007, caused Crown to be formed and Crown and Extrade II, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Extrade II”) to enter into the Original Agreement;

WHEREAS, on February 4, 2009, Barton changed its name to Constellation Beers Ltd.;

WHEREAS, on June 28, 2012, Anheuser-Busch InBev SA/NV (“ABI”), Constellation Brands, Inc. (“Constellation”), Constellation Beers and Constellation Brands Beach Holdings, Inc. (“Beach Holdings”) entered into that certain Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”), pursuant to which ABI and Constellation agreed, inter alia, to amend and restate the Original Agreement;

WHEREAS, on [—], 2013, ABI, Constellation, Constellation Beers and Beach Holdings amended the Membership Interest Purchase Agreement to provide for the amendment and restatement of the Original Agreement as set forth herein;

WHEREAS, on [—] 2013, ABI and CBI have entered into that certain Stock Purchase Agreement (the “Brewery SPA”), pursuant to which CBI agreed to purchase, or cause to be purchased by its designee(s), all of the issued and outstanding shares of capital stock of Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico;

WHEREAS, pursuant to the Interim Supply Agreement (as defined below), beginning on the date hereof, Grupo Modelo (defined below) will supply to Crown Interim Products (as defined below);

WHEREAS, substantially contemporaneously with the execution of this Agreement, Constellation Beers or its assignee intends to sublicense directly or indirectly certain rights provided by this Agreement to Crown (the “Crown Sub-License”);

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WHEREAS, for United States federal income tax purposes, Marcas Modelo and Constellation Beers intend to treat the execution of this Agreement together with the Crown Sub-License as a sale by Marcas Modelo of its rights and responsibilities under the Original Agreement, together with such other rights and responsibilities as are further described in this Agreement, to Constellation Beers in exchange for all or a portion of the payments provided for in that certain Brewery SPA, dated as of February     , 2013, by and between ABI and Constellation; and

WHEREAS, it is the intent of the parties that Constellation Beers shall have the right to make, and have made Importer Products (as defined below), pursuant to the terms of this Agreement and Marcas Modelo agrees to grant Constellation Beers the rights set forth herein with respect thereto.

NOW, THEREFORE, in consideration of the payment as provided for in that certain Brewery SPA, dated as of February     , 2013, by and between ABI and Constellation, and those covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 For purposes of this Agreement, the following terms have the meanings set forth below:

“ABI” has the meaning assigned to that term in the Recitals.

“Abandoned Trademarks” means those trademarks evidenced by the trademark applications and registrations described in Exhibit A to this Agreement.

“Additional Trademarks” means those trademarks evidenced by the trademark applications and registrations described in Exhibit B to this Agreement, as such Exhibit may be amended or supplemented from time to time in accordance with this Agreement.

“Affiliate” of any Person means any other Person which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning assigned to that term in the Preamble.

“Bankruptcy Code” has the meaning assigned to that term in Section 9.11.

“Barton” has the meaning assigned to that term in the Recitals.

“Beach Holdings” has the meaning assigned to that term in the Recitals.

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“Beer” means beer, ale, porter, stout, malt beverages, and any other versions or combinations of the foregoing, including non-alcoholic versions of any of the foregoing.

“Bottle Designs” means the shape and designs of bottles that bear any Trademark or constitute Trade Dress.

“Brand Extension Beer” means Beer packaged in Containers bearing a Brand Extension Mark.

“Brand Extension Mark” means a Mark that is a derivative of one or more of the Trademarks for use in the marketing, merchandising, promotion, advertisement (including sponsorship activities in connection with the foregoing), licensing, distribution and sale of Mexican-style Beer.

“Brand Guidelines” means the applicable Brand Guidelines for an Interim Product or Importer Product as attached hereto as Exhibit C.

“Brewery SPA” has the meaning assigned to that term in the Recitals.

“Brewing Territory” means Mexico; provided, however, if at any time after the date of this Agreement (a) Modelo Group manufacturers or has manufactured on its behalf any Product outside of Mexico (other than as a result of a Force Majeure Event, and in that case, only to the extent of, and for the duration of, such Force Majeure Event), the “Brewing Territory” with respect to such Product shall automatically be deemed to be worldwide (including, for clarity, for purposes of brewing using a high gravity process); and (b) upon occurrence of a Force Majeure Event adversely affecting the capacity of the brewing facilities of Constellation or its Affiliates in Mexico to meet demand for Products, then, for the duration of such Force Majeure Event, the Brewing Territory with respect to Beer produced at such facility shall be worldwide (including, for clarity, for purposes of brewing using a high gravity process).

“Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in New York, New York, Chicago, Illinois, or Mexico City, Mexico are authorized or obligated by law to close.

“Chelada Trademarks” means those Trademarks evidenced by the trademark registrations and applications described in Exhibit E to this Agreement.

“Confidential Information” means all information and materials regarding the business of either party that are identified in writing by the party to be confidential information or which a party should reasonably believe to be confidential information of a party, including business plans, formulas, know-how, Yeast, financial information, historical financial statements, financial projections and budgets, historical and projected sales, pricing strategies and other pricing information, marketing plans, research and consumer insights, capital spending budgets and plans, the names and backgrounds of key personnel, personnel policies, plans, training techniques and materials, organizational strategies and plans, employment or consulting agreement information, customer agreements and information (including for distributors or retailers), names and terms of arrangements with vendors or suppliers, or other similar information, all of which includes all non-public data, information and materials delivered to

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Marcas Modelo or Grupo Modelo pursuant to the inspection rights set forth herein, including Sections 3.6, 3.7 and 3.8, whether or not marked as or otherwise reasonably believed to be confidential. Inadvertent failure to identify information as confidential, may be corrected by the producing person by written notice to the other party, and once confidential information has been identified as Confidential Information by a party, failure to do so in all communications containing that information shall not cause the information to be treated in a non-confidential manner. “Confidential Information” does not include, however, information which (a) is or becomes generally available to the public other than as a result of a breach by the receiving party or its Affiliates of its obligations of confidentiality and non-use set forth herein, (b) was available to the receiving party or its Affiliates on a non-confidential basis prior to its disclosure by the disclosing party, or (c) becomes available to the receiving party on a non-confidential basis from a person other than Constellation Beers or any of its Affiliates.

“Confidentiality Agreement” has the meaning assigned to that term in Section 9.6.

“confusingly similar” (or “likely to cause confusion”) means, with respect to any use of a Mark or elements of trade dress that are protectable under applicable law, that such use would be determined to give rise to a likelihood of confusion pursuant to federal trademark law as interpreted and applied in the federal courts in the State of New York.

“Constellation” has the meaning assigned to that term in the Recitals.

“Constellation Beers” shall have the meaning assigned to that term in the Preamble, and shall include any assign of Constellation Beers permitted under Section 9.1 of this Agreement.

“Constellation Beers Indemnitees” has the meaning assigned to that term in Section 5.2.

“Container” means the bottle, can, keg or similar receptacle in which the Beer is directly placed.

“Crown” has the meaning assigned to that term in the Preamble.

“Crown Sub-License” has the meaning assigned to that term in the Recitals.

“Crown Trademarks” means those Trademarks evidenced by the following trademark registration numbers 3,584,879 (Crown Imports) and 3,581,601 (Crown Imports and Design).

“Damages” has the meaning assigned to that term in Section 5.1.

“Disagreement Notice” has the meaning assigned to that term in Section 3.10(b).

“Eligible Supplier” means a Person, other than Constellation Beers and Grupo Modelo, that is capable of manufacturing Importer Products in a manner that meets or exceeds the Quality Standards.

“Extrade II” has the meaning assigned to that term in the Recitals.

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“Force Majeure Event” means events or circumstances beyond the reasonable control of a party that significantly interfere with such party’s ability to manufacture Product at any brewing facility or deliver the Products to the Territory such as such events or circumstances arising from acts of God, strikes, lockouts or industrial disputes or disturbances, changes in law or governmental regulations, any taking or pending taking in condemnation or under the right of eminent domain or similar right, acts of civil or military authorities, civil disturbances, arrests or restraint from rulers or people, wars, acts of terrorism, riots, blockades, insurrections, epidemics, blights, plagues, landslides, lightning, earthquakes, fire, storm, weather, floods, washouts, explosions, strikes, the inability to obtain raw materials, the malfunction or breakdown of any machinery or equipment, the failure or malfunction of any utilities, telecommunications systems or common carriers, any labor, material or fuel shortages, or other physical supply or distribution constraints.

“Foreign Bankruptcy Law” has the meaning assigned to that term in Section 9.11.

“Grupo Modelo” means Grupo Modelo, S.A.B. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and its Subsidiaries, or any of them.

“Importer Product” means Product or Brand Extension Beer produced in the Brewing Territory by Constellation Beers or on behalf of Constellation Beers or an Affiliate of Constellation Beers by a Supplier pursuant to a Supply Agreement, in each case, solely for import, distribution and sale, including resale, by Constellation Beers in the Territory.

“Interim Product” means Product supplied to Constellation Beers pursuant to the Interim Supply Agreement.

“Interim Supply Agreement” means that certain Interim Supply Agreement dated as of [—] by and between Grupo Modelo, S.A.B de C.V., and Crown.

“law”, unless otherwise expressly stated in this Agreement, includes statutes, regulations, decrees, ordinances and other governmental requirements, whether federal, state, local or of other authority.

“Liability Insurance” has the meaning assigned to that term in Section 5.3.

“Licensed Copyrights” means all copyrights owned by either Constellation Beers or its Affiliates or Grupo Modelo, in each case, in and to Marketing Materials and Secondary Marketing Materials, as applicable.

“Licensed Intellectual Property” means the Licensed Copyrights, Licensed Other IP, Licensed Patents and the Trademarks.

“Licensed Other IP” means any of the following rights, including intellectual property rights, that are owned or controlled by Grupo Modelo existing as of the date of this Agreement or required to be provided pursuant to this Agreement with respect to Interim Products or Importer Products: (a) the Recipes, (b) the trade secrets and know-how (including methods and processes), that are used for formulating, manufacturing, producing and packaging Products including any such rights in and to Yeast, (c) protectable elements of the Trade Dress, and (d) the mold designs that may be protectable that are used in the manufacturing process of Containers for the Products for import, distribution and sale in the Territory.

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“Licensed Patents” means all patents and any pending patent applications, if any, that are (a) owned as of the date of this Agreement by Grupo Modelo entities that are engaged in brewing, bottling or packaging of Products for distribution in the Territory (including divisions, continuations, continuations-in-part, extensions and reissues claiming priority to any of the foregoing patents or patent applications), and (b) practiced as of the date of this Agreement by Grupo Modelo in the formulation, manufacture, production or packaging of Products for distribution in the Territory.

“Marcas Modelo” has the meaning assigned to that term in the Preamble.

“Marketing Materials” means sales collateral, promotional materials, advertisements, slogans, taglines, developed by either Constellation Beers or its Affiliates or Grupo Modelo, whether or not works of authorship, registered or unregistered, used in conjunction with the advertising, promotion and marketing of Products in the Territory, provided, however, that “Secondary Marketing Materials” are not included therein.

“Marks” means any and all trademarks, service marks, trade names, taglines, company names, and logos, including unregistered and common-law rights in the foregoing, and rights under registrations of and applications to register the foregoing.

“Membership Interest Purchase Agreement” has the meaning assigned to that term in the Recitals.

“Mexican-style Beer” means any Beer bearing the Trademarks that does not bear any trademarks, trade names or trade dress that would reasonably be interpreted to imply to consumers in the Territory an origin other than Mexico.

“Modelo Group” means Grupo Modelo and all Persons that, now or in the future, are related to Grupo Modelo by virtue of Grupo Modelo’s direct or indirect share ownership in such Person, and any Affiliates thereof, and ABI, Anheuser-Busch Companies, LLC, Anheuser-Busch International, Inc., Anheuser-Busch International Holdings, LLC, and any of their respective Affiliates.

“Modelo Indemnitees” has the meaning assigned to that term in Section 5.1.

“Non-Exclusive Trademarks” means those Trademarks evidenced by the trademark registrations and applications described in Exhibit F to this Agreement.

“Original Agreement” has the meaning assigned to that term in the Preamble.

“Packaging” means cases, cartons or the like into which Containers may be placed, or other packaging into which such cases, cartons or the like themselves may be placed for transport, shipping or display, or delivery to consumers.

“Parent Product” means a Product bearing a Parent Trademark.

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“Parent Trademark” means a Trademark from which a Brand Extension Mark is derived.

“Permitted Corporate Reference” has the meaning assigned to that term in Section 2.5(b).

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, a company with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal representative, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted.

“Product” means Beer packaged in Containers bearing one or more of the Trademarks.

“Qualified Brewmaster” means a brewmaster that is independent and impartial and recognized in the Beer brewing industry for his or her expertise relating to the subject matter at issue.

“Quality Default” means either (a) a defect in a Product or Packaging, or (b) a deviation from the intended recipe and taste formula or Technical Specifications for any Product which causes an adverse change in intended taste, consistency or mouth feel of the Product, in each case, that would reasonably be perceptible by a consumer.

“Quality Default Cure Failure” has the meaning assigned to that term in Section 3.10(a).

“Quality Default Cure Failure Notice” has the meaning assigned to that term in Section 3.10(a).

“Quality Default Notice” has the meaning assigned to that term in Section 3.10(a).

“Quality Standards” with respect to the Beer, means that such Beer is consistently produced pursuant to the Recipe and Technical Specifications for such Product without a Quality Default; provided, however, that in all cases the Product, including physical and sensory characteristics of such Product, shall be merchantable, meet any applicable regulatory standards, and shall be free from microbiological defects and defects in aroma, flavor or appearance, such that such Importer Product would not be deemed to be defective by a Qualified Brewmaster. With respect to Containers, “Quality Standards” means that they are merchantable, meet any applicable regulatory standards, and are sufficient to contain, ship and store Product for the requisite planned period as set out in Section 3.3.

“Recipe” means the description and measure of ingredients, raw materials, yeast cultures, formulas, brewing processes, equipment, and other information that is reasonably necessary for a brewmaster to produce a particular Beer and includes any Recipe for a Product existing as of the date hereof and any Recipe delivered by either party to the other party under this Agreement, or otherwise used or developed in compliance with this Agreement, after the date hereof, including any change to a Recipe permitted pursuant to the terms of this Agreement.

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“representatives” means, with respect to Marcas Modelo, any employee or agent of Marcas Modelo, but excluding any employee or agent involved in the marketing, sale, production or pricing of Beer in the Territory for the Modelo Group.

“Secondary Marketing Materials” means images, photography, displays, slogans, taglines which do not employ the Trademarks or the Trade Dress; for clarity, event promotional materials, colors of displays and the like shall be considered “Secondary Marketing Materials.”

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than fifty percent (50%) of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors, managers or others performing similar functions of such entity (irrespective of whether at the time capital stock of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (c) the beneficial interest in such trust or estate is at the time owned by such first Person, or by such first Person and one (1) or more of its other Subsidiaries or by one (1) or more of such Person’s other Subsidiaries.

“Supplier” means an Eligible Supplier that has entered into a Supply Agreement with Constellation Beers.

“Supply Agreement” means an agreement that complies with the requirements set forth in this Agreement between Constellation Beers and an Eligible Supplier for such Eligible Supplier to manufacture, bottle or package Importer Products.

“Technical Specifications” means those technical specifications used by or on behalf of Marcas Modelo or any of its Affiliates with respect to the manufacture, bottling and packaging of Importer Products or Interim Products as may be amended from time to time as permitted in this Agreement. It shall not be considered a breach hereof if technical specifications and processes are changed to equivalent technical specifications and processes, so long as the resulting technical and chemical attributes of the Products resulting therefrom do not impair the finished product, as would be determined by a reasonable Qualified Brewmaster.

“Territory” means the fifty states of the United States of America, the District of Columbia and Guam.

“Third Party” means a Person other than Marcas Modelo and its Affiliates and other than Constellation Beers and its Affiliates.

“Trade Dress” means the print, style, font, color, graphics, labels, packaging and other elements of trade dress (including Bottle Designs or other Container designs) that are (a) used on or in connection with Products as of the date hereof (including the Bottle Designs as of the date hereof for Corona, Negra Modelo and Modelo Especial), or (b) permitted pursuant to this Agreement after the date hereof to be used in connection with the marketing, merchandising, promotion, advertisement, licensing, distribution and sale of Products in the Territory.

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“Trademarks” means those trademarks evidenced by the trademark applications and registrations described in either Exhibit B or in Exhibit D to this Agreement, as such Exhibits may be amended or supplemented from time to time in accordance with this Agreement.

“Transition Period” means (a) for Packaging, a period not to exceed eighteen (18) months after the date of this Agreement, and (b) for Containers, a period not to exceed twelve (12) months after the date of this Agreement.

“USPTO” means the United States Patent and Trademark Office.

“West Coast Importer Agreement” means the importer agreement, dated as of November 22, 1996, by and between Barton and Extrade, S.A. de C.V., as amended.

“Yeast” means yeast that complies with the Recipes for (a) any Product existing as of the date hereof or (b) any Brand Extension Beer marketed by (i) Marcas Modelo or Grupo Modelo in Mexico or Canada or (ii) Constellation Beers or any of its Affiliates in the Territory, in each of clauses (i) and (ii), following the date of this Agreement.

1.2 Construction

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule” or “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of this Agreement, unless otherwise specifically stated; (v) the words “include” or “including” shall mean “include, without limitation” or “including, without limitation;” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context otherwise requires, references to statutes shall include all regulations promulgated thereunder and, except to the extent specifically provided below, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. This Agreement is the joint drafting product of the parties hereto and each provision has been subject to negotiation and agreement and shall not be construed for or against any party as drafter thereof.

(e) All amounts in this Agreement are stated and shall be paid in United States dollars.

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ARTICLE II

GRANT OF LICENSE; INTELLECTUAL PROPERTY; SUPPLY

2.1 Licenses.

(a) Trademarks. Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, exclusive, fully paid-up, sub-license to use the Trademarks solely in connection with: (i) importing, advertising, promoting, marketing and selling Importer Products and Interim Products in the Territory; (ii) the application of the Trademarks to Importer Product in the course of manufacturing, bottling and packaging of Importer Products in the applicable Brewing Territory (which foregoing rights with respect to manufacturing, bottling and packaging are, for clarity, non-exclusive) solely for importation, distribution and sale, including resale, of such Importer Products by Constellation Beers in the Territory (which foregoing rights with respect to importation, distribution and sale in the Territory are exclusive); (iii) distributing in the Territory collateral sales and promotional materials for Importer Products and Interim Products in the Territory; and (iv) distributing in the Territory other items to be marketed and sold or provided without charge to consumers in conjunction with the advertising, promotion and marketing of Importer Products and Interim Products in the Territory. Any use of the Trademarks shall be subject to the provisions of Section 2.4 of this Agreement. Marcas Modelo represents and warrants to Constellation Beers that Marcas Modelo has full authority and right to grant the sub-licenses to Constellation Beers as set forth in this Agreement. For the purposes of this Agreement, it is understood that the use by Constellation Beers of the Trademarks in connection with advertising and promotional material as authorized under this Section 2.1 that may be accessible to Persons residing outside the Territory, (such as the use in a Uniform Resource Locator (URL), domain or similar future electronic address or on an internet site or in a periodical that may have some distribution outside the Territory or use with respect to any Facebook® page, Twitter® account, Pinterest® account or similar social media, telephone numbers, or other means of directing marketing or sales of Product in the Territory which may contain the Trademarks, whether such means are now known or developed in the future), shall not be a violation of this Agreement provided that: (a) the media chosen is not primarily directed to Persons residing outside the Territory or chosen with the intent of communicating with Persons residing outside the Territory as in the case of a website with an address indicating a source in a foreign country (e.g. .ca) or a periodical that is primarily distributed to Persons outside the Territory; and (b) Constellation Beers is in compliance with Section 2.12(f) below. Notwithstanding anything set forth in this Agreement, Constellation Beers shall have the right to use in the Territory or Brewing Territory the name “Crown” and the Crown Trademarks as its corporate or trade name for the purposes of identifying itself in print (or any other visually perceptible medium) in each case accompanied by an appropriate corporate identifier such as “Crown Imports LLC” (which use in association with products must also include a designation of the product as having been “bottled by”, “produced by”, “hecho”, or “imported by” or the like by such company), as required by law or regulation, or for purposes of government filings, corporate annual reports and other uses that would constitute “fair use” under applicable trademark law, provided, however, in each case, that Constellation Beers shall not, and shall cause its Affiliates not to, use the word “Crown” or the Crown Trademarks in any form or combination as a product brand name for a Beer.

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(b) Licensed Other IP. Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, fully paid-up sub-license to use the Licensed Other IP solely in connection with (i) importing, advertising, promoting, marketing and selling Importer Products and Interim Products in the Territory; (ii) manufacturing, bottling and packaging of Importer Products in the applicable Brewing Territory, solely for distribution and sale, including resale, of such Importer Products by Constellation Beers in the Territory; (iii) distributing in the Territory collateral sales and promotional materials for promotion of Importer Products and Interim Products for sale in the Territory; and (iv) distributing in the Territory other items to be marketed and sold or provided without charge to consumers in conjunction with the advertising, promotion and marketing of Importer Products and Interim Products in the Territory. The license rights granted in clause (ii) of this Section 2.1(b) shall be non-exclusive and the license granted in clauses (i), (iii), and (iv) of this Section 2.1(b) shall, subject to Sections 2.5(a) and 2.5(b), be exclusive solely in the Territory.

(c) Licensed Patents. Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, fully paid-up license or sub-license (as applicable) under the Licensed Patents (i) to make, have made (by Suppliers in accordance with this Agreement) and use Importer Products in the applicable Brewing Territory, and (ii) to sell (directly and/or indirectly), offer to sell, import and otherwise dispose of Interim Products and Importer Products in the Territory. The license rights granted in clause (i) of this Section 2.1(c) shall be non-exclusive and the license granted in clause (ii) of this Section 2.1(c) shall be exclusive solely in the Territory.

(d) Licensed Copyrights.

(i) Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, exclusive, fully paid-up license or sub-license (as applicable) under the Licensed Copyrights owned by Grupo Modelo in the Territory to copy, modify, create derivative works of, publicly display and distribute Marketing Materials or Secondary Marketing Materials existing at the time of entering into this Agreement to the extent that they may have been transferred by or on behalf of Crown to Grupo Modelo under the Original Agreement, in each case solely in connection with the marketing, promotion and sale of Importer Products and Interim Product in the Territory.

(ii) Subject to the terms and conditions of this Agreement, Constellation Beers hereby grants to Marcas Modelo and its Affiliates an irrevocable, exclusive, fully paid-up license or sub-license (as applicable) under the Licensed Copyrights owned by Constellation Beers or its Affiliates outside of the Territory to copy, modify, create derivative works of, publicly display and distribute Marketing Materials and Secondary Marketing Materials existing as of the date of this Agreement, in each case solely in connection with the marketing, promotion and sale of Products outside of the Territory.

(e) Constellation Use of “Modelo”. Constellation Beers shall have the right to use the term “Cerveceria Modelo” or any derivation thereof (i) in the Territory as such term is included in the Trademarks or Trade Dress as currently existing (or to substitute for uses of “Grupo Modelo” in the Trademarks and Trade Dress currently used in the Products), (ii) for the

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purposes of identifying in print (or any other visually perceptible medium) that Importer Products marketed and sold in the Territory have been “bottled by”, “produced by”, “made by”, “hecho”, “imported by” of the like by “Cerveceria Modelo, and (iii) as the fictitious name or “d/b/a” for its brewery located in Mexico, in each case, (1) only in connection with the exercise of the licenses granted in this Section 2.1, and (2) provided that such use is not likely to cause confusion with the uses described in Section 2.5(b). Marcas Modelo will reasonably cooperate at the cost of Constellation Beers in reasonable requests of Constellation Beers to establish the rights identified in the foregoing clauses (i) through (iii) of this Section 2.1(e). All rights set forth in this Section 2.1(e) are provided on an “AS IS” basis without any warranty of any kind, express or implied, including as to the sufficiency of rights or the compliance of any exercise of such rights with applicable laws. Constellation will use reasonable efforts to wind-down all uses of the term “Grupo Modelo” or “Modelo Group” as soon as reasonably practicable after the date of this Agreement and shall ceases all such uses in connection with any Beer products marketed or sold in the Territory within the Transition Period. Nothing in this Agreement shall prevent Constellation Beers from using “Cerveza Modelo” or derivatives thereof in the promotion or sale of Importer Products in the Territory. Constellation Beers shall have the right to use “Cerveza Modelo” or any derivation thereof. Notwithstanding the foregoing, and except during the Transition Period, the name “Cerveceria Modelo” or “Cerveceria del Pacifico” will be used only as a trade name and not with any foreign corporate identifier such as “S.A. de C.V. – Mexico” or “S.A” or other such identifier that may be likely to cause confusion with the brewery entity owned by Grupo Modelo.

(f) Chelada Trademarks. Notwithstanding Section 2.1(a), Constellation Beers acknowledges and agrees that it is in the mutual interests of the parties to avoid the potential for consumer confusion arising from the use of similar Marks, and absent any change, there may be a potential for confusion with respect to the Chelada Trademarks and certain existing Marks of the Modelo Group. Accordingly, Constellation Beers agrees that it will as soon as reasonably practicable after the date of this Agreement, but in any case within the Transition Period, cease all use of the Chelada Trademarks in their existing form including on labels and other Containers for Products, provided that, Constellation Beers may adopt or use Trademarks evidenced in the Chelada Trademarks that do not contain a depiction of the glass in the background of those Trademarks, and at the discretion of Constellation Beers, it may file and maintain applications for such registrations so modified subject to the terms and conditions of Section 2.8.

(g) Non-Exclusive Trademarks. Notwithstanding Section 2.1(a), the rights of Constellation Beers under Section 2.1(a) shall be deemed to be non-exclusive right respect to the Non-Exclusive Trademarks, and Marcas Modelo shall retain the right to use and sublicense the Non-Exclusive Trademarks or otherwise refer to the terms “Familiar”, “Cinco” or “Cinco De Mayo” or similar terms for any purpose including in connection with the marketing, promotion, distribution and sale of Beer in the Territory.

(h) Materials. For avoidance of doubt, Constellation Beers shall have the right to purchase raw materials, including recipe ingredients and Containers, anywhere in the world so long as they comply with the Quality Standards; provided, that the actual brewing and bottling of Importer Product shall take place in the applicable Brewing Territory in accordance with the terms and conditions of this Agreement.

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(i) Certain Trade Names. In connection with the exclusive license granted in Section 2.1(a) above, Marcas Modelo and any other member of the Modelo Group shall not use in the Territory any Trademark as a corporate or trade name in connection with the importation, sale, distribution or marketing of Beer in the Territory, except as permitted in Section 2.5(b) below, and, further, Marcas Modelo or any of its Affiliates may not use any Abandoned Trademark on any Beer marketed or sold in the Territory in a manner which is likely to cause confusion.

2.2 Changes to Recipes.

(a) Should Marcas Modelo or Grupo Modelo (i) use any Recipe for any Brand Extension Beer marketed by Marcas Modelo or Grupo Modelo in Mexico or Canada after the Effective Date or (ii) make any reasonably perceptible change to any Recipe for any Product or any such Brand Extension Beer marketed in Mexico or Canada, Marcas Modelo will notify Constellation Beers that such new Recipe is being used or that such change has been made (as applicable) and, at the request of Constellation Beers, Constellation Beers may (but shall not be obligated to) adopt such new or changed Recipe and, if Constellation Beers so elects, the new or changed Recipe and the Licensed Other IP with respect to such Recipe will be added to the licenses granted in Section 2.1 of this Agreement, at no additional cost or charge to Constellation Beers.

(b) Constellation Beers shall have the right to determine in its sole discretion any changes to the Beer Recipe it uses for each existing Product, which changes may be variations or derivatives of Recipes of such existing Products or entirely new Recipes, provided that such changed Recipes meet the Quality Standards. Should Constellation Beers or any of its Affiliates (i) use any Recipe for any Brand Extension Beer marketed by Constellation Beers or any of its Affiliates in the Territory after the Effective Date, or (ii) make any reasonably perceptible change to any Recipe for any Product or any such Brand Extension Beer marketed in the Territory, Constellation Beers will notify Marcas Modelo that such new Recipe is being used or that such change has been made (as applicable) and, at the request of Marcas Modelo, Marcas Modelo may (but shall not be obligated to) adopt such new or changed Recipe and, if Marcas Modelo so elects, the new or changed Recipe and the Licensed Other IP with respect to such Recipe will be deemed to be licensed by Constellation Beers to Grupo Modelo on the same terms as the grants to Constellation Beers under Section 2.1, provided that the territory for such license shall be for production worldwide and solely for distribution of product outside of the Territory.

2.3 Amendment of Trademark Exhibits. Exhibit B and Exhibit D shall be amended to reflect any Marks (including Brand Extension Marks) added to or removed from or deemed to be added to or removed from Exhibit B or Exhibit D pursuant to the terms of this Agreement (including the addition of Trademarks in accordance with Section 2.8(b), the removal of Trademarks in accordance with Section 2.8(c), and the removal of Trademarks associated with brands abandoned by Constellation Beers as set forth in Section 2.14).

2.4 Acceptable Trademark Use.

(a) Form of Trademarks. Constellation Beers may not use or allow the use of any of the Trademarks, including use on labels, packaging, promotional materials, displays and in advertising and promotion, except in a form, color, style and appearance reasonably consistent with the applicable Brand Guidelines.

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(b) Prior Use. Subject to Section 2.4(a), for purposes of this Agreement, (i) any materials supplied by or on behalf of Marcas Modelo to Constellation Beers bearing any of the Trademarks for use in connection with the performance of this Agreement and Importer Agreement or the Original Agreement, (ii) any materials previously used by Crown or Barton with the knowledge of Grupo Modelo, including pursuant to the West Coast Importer Agreement, the Modelo Sub-license Agreement, and/or the Pacifico Sub-license Agreement by and between Procermex, Inc. and Barton dated November 22, 1996, and (iii) any materials previously used by Crown with the knowledge of Grupo Modelo pursuant to the Original Agreement and Importer Agreement, shall be deemed to comply with the terms and conditions of this Agreement for ordinary use in the performance of this Agreement.

2.5 Retained Rights and Obligations of Marcas Modelo.

(a) Notwithstanding Section 2.1, Marcas Modelo may use and may grant sub-licenses to use the Trademarks in the Territory in connection with (i) existing sponsorship activities, including any promotion, marketing or advertising of the Importer Products and Interim Products in the Territory that Marcas Modelo or its Affiliates is required to conduct pursuant to an agreement with a Third Party in effect on the date hereof until such agreement is terminated or expires in accordance with its terms, (ii) global sponsorship and worldwide promotional activities, including any internet-based or social media promotion, marketing or advertising of the Importer Products and Interim Products, as long as such activities are not primarily directed to Persons in the Territory, even if such activities involve advertising and other similar content that may be located in the Territory or accessible to Persons residing in the Territory, (iii) distributing or otherwise providing promotional materials or merchandise with charge or merchandise in the Territory solely in connection with the activities described in clauses (i) and (ii) of Section 2.5(a) above or in connection with contractual commitments of Grupo Modelo existing as of the date of this Agreement, provided that such contractual commitments are not voluntarily renewed by Grupo Modelo and Marcas Modelo uses commercially reasonable efforts to wind-down and terminate such commitments without incurring liabilities or breaching any obligation, and (iv) of government filings, corporate annual reports, printed historical references and other print uses that would constitute “fair use” under applicable trademark law.

(b) Notwithstanding anything set forth in this Agreement, Marcas Modelo and Grupo Modelo shall have the right to use inside the Territory (i) “Cerveceria Modelo”, or (ii) a corporate name including “Grupo Modelo”, and which in each case is accompanied by an appropriate corporate identifier, such as “Grupo Modelo S.A.de C.V.”, (collectively, “Permitted Corporate Reference”) for the purposes of identifying themselves in print (or any other visually perceptible medium) (which use in association with products or promotion of products must also include a designation of the product as having been “bottled by”, “produced by”, “made by”, “hecho”,“imported by” or the like by such company or brewery), so long as such Permitted Corporate Reference is not displayed on a consumer-facing label of a Container or primary consumer directed panel of Packaging unless required to comply with applicable laws in the Territory, or in a manner likely to cause confusion with respect to the Trademarks.

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(c) Notwithstanding anything set forth in this Agreement, Marcas Modelo or Modelo Group may use the Permitted Corporate Reference, Trademarks or Trade Dress for purposes of government filings, corporate annual reports, printed historical references and other uses that would constitute “fair use” under applicable trademark law.

(d) Under no circumstances may “Modelo” be used by Marcas Modelo or any of its Affiliates in any form or combination as a product brand name for marketing, promotion or sale of Beer in Territory. Notwithstanding anything set forth in this Agreement, Marcas Modelo and its Affiliates may use any Internet domain name (or other, similar or successor electronic address) or social media (including Facebook® page, Twitter® account, Pinterest® account or the like) containing any of their corporate or trade names or respective Marks, including the Trademarks; provided that: (a) the media chosen is not primarily directed to Persons residing in the Territory or chosen with the intent of communicating with Persons residing in the Territory or a periodical that is primarily distributed to Persons in the Territory; and (b) Marcas Modelo or Grupo Modelo are in compliance with Section 2.5(f) below. Marcas Modelo and Constellation Beers shall reasonably cooperate to determine and agree upon in good faith appropriate and commercially reasonable policies and procedures for referring to the other party visitors to their respective websites or social media outlets that indicate an interest in the Products in the territory of the other party with the understanding that (i) online content directed to the marketing or sale of Importer Products to consumers in the Territory would be under the direction of Constellation Beers and (ii) online content directed to the marketing or sale of Products to consumers outside of the Territory would under the direction of Marcas Modelo. Constellation Beers obtains no right, title, or interest in or to any Marks hereunder other than the Trademarks, and all rights not granted to Constellation Beers hereunder are hereby expressly reserved. Nothing herein shall preclude Marcas Modelo or any member of the Modelo Group from (A) using any of their respective Marks, other than the Trademarks, for any purpose or (B) registering or displaying their respective Marks, in each case, other than the Trademarks, in any territory in the world, including the Territory.

(e) Marcas Modelo shall, and shall cause Grupo Modelo to, deliver to Constellation Beers copies of tangible embodiments of the Licensed Other IP used as of the date of this Agreement, or as required pursuant to Section 2.2 hereof, by Marcas Modelo or its Subsidiaries in brewing Product, as reasonably necessary for Constellation Beers to exercise its rights under clause (ii) of Section 2.1(b). Constellation Beers shall, and shall cause its applicable Affiliates to, deliver to Marcas Modelo copies of tangible embodiments of the Recipes as required pursuant to Section 2.2 hereof as reasonably necessary for Marcas Modelo to exercise its rights under Section 2.2(b).

(f) Marcas Modelo shall not, and shall not permit any member of the Modelo Group to, sell any Products to any buyers located in the Territory, and shall, and shall cause all members of the Modelo Group, to use commercially reasonable efforts to prevent buyers from reselling such Products in the Territory or in any manner not authorized by this Agreement (including by not selling to exporters or buyers who are known, or would reasonably be expected, to resell inside of the Territory); for clarity, it shall not be a breach of this Agreement to sell or distribute to cruise lines, airlines, tour operators and the like located outside of the Territory, so long as the Products are delivered outside of the Territory.

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(g) Without limiting any rights of the parties at law or in equity, Marcas Modelo shall not, and shall not permit any member of the Modelo Group to, use any Mark in the marketing or promotion of Beer in the Territory that is confusingly similar with any Trademark (other than any Additional Trademark) or protectable elements of Trade Dress (including the protectable Bottle Designs as of the date hereof for Corona, Negra Modelo and Modelo Especial) in each case existing as of the date of this Agreement. Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit any rights of Anheuser-Busch Companies, LLC, or any of its Affiliates operating in the Territory (other than Grupo Modelo) to use, register or adopt any Mark or trade dress used on or before the date of this Agreement in connection with the marketing, promotion or distribution of Beer in the Territory, or the right of any such entities to challenge, oppose or assert likelihood of confusion against any Trademark or Trade Dress on the basis of any Mark owned by or activity of such entities; provided, however, that as to Trademarks and Trade Dress of the Products in each case licensed under this Agreement as of the date of this Agreement, (i) neither Anheuser-Busch Companies, LLC nor any their respective Affiliates shall challenge, oppose or assert likelihood of confusion with respect to existing uses of such Trademarks and Trade Dress, and (ii) neither Constellation Beers nor any of its Affiliates shall challenge, oppose or assert likelihood of confusion on the basis of such Trademarks and Trade Dress against any existing Marks or trade dress of Anheuser-Busch Companies, LLC or any their respective Affiliates. For clarity, nothing herein shall be construed to prohibit Constellation Beers from bringing in accordance with Section 2.9 an action at law or in equity for infringement under federal trademark law with respect to any Additional Trademark.

(h) For clarity, neither the supply by Marcas Modelo or its Affiliates of Products pursuant to the Interim Supply Agreement nor the performance of any written agreement by and between a member of the Modelo Group and Crown existing as of the Effective Date regarding the wholesale distribution of Product in the Territory will be deemed to be a breach or violation of the terms of this Agreement.

2.6 Sub-Licenses of Constellation Beers.

(a) Generally. Constellation Beers may grant to its wholesalers, distributors, promotional agents, vendors, Affiliates, and Suppliers limited sub-licenses of any or all its rights in Section 2.1, in each case only as reasonably necessary for each such sub-licensee to engage in the activity for which it was engaged by Constellation Beers and solely within the rights authorized by this Agreement. The agreement Constellation Beers routinely uses for any such sub-license of rights shall provide reasonable provisions for the use, protection and maintenance of the Licensed Intellectual Property in a manner that is consistent with this Agreement, and shall prohibit any further sub-licenses of the Licensed Intellectual Property, and Constellation Beers shall use commercially reasonable efforts to enforce such agreements. Under no circumstances may any such sub-licensee use the Licensed Other IP or Licensed Patents to manufacture, bottle or package any products for its own account or for anyone other than Constellation Beers, except that where such sub-licensee is an Affiliate of Constellation Beers, such sub-licensee shall be deemed to be Constellation Beers for purposes of the requirement that Constellation Beers must manufacture, bottle or package Importer Products only for its own account. For purposes of clarification, Constellation Beers shall have the right to sub-license any or all of its rights under this Agreement (including the right to grant further sub-licenses) to any other Affiliate of Constellation, provided, that Constellation Beers notifies Marcas Modelo of any such sub-licenses, such sub-licensee agrees in writing to be bound by all terms and conditions of this Agreement and the sublicensor remains liable for its sub-licensee’s performance under this Agreement.

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(b) Sub-Licenses to Suppliers. The right of Constellation Beers to grant sub-licenses to Suppliers or to any Affiliate with manufacturing rights or rights to grant sub-licenses to Suppliers under Section 2.6(a) is subject to and conditioned upon Constellation Beers’ compliance with the terms and conditions of this Section 2.6(b). Constellation Beers agrees to promptly notify Marcas Modelo of any such sub-licenses, the name of the Supplier or Affiliate (as applicable) and the location of its facilities if applicable. Any sub-license granted by Constellation Beers to a Supplier or Affiliate covered by this Section 2.6(b) shall permit Marcas Modelo sampling and inspection rights consistent with the terms of Section 3.7 for the Importer Products produced by such Supplier. Constellation Beers shall remain liable to Marcas Modelo for the conduct of all of its Suppliers and Affiliates covered by this Section 2.6(b) that would constitute a breach of this Agreement if done by Constellation Beers, such conduct being deemed a breach hereof by Constellation Beers.

2.7 Limitations on Marcas Modelo. Marcas Modelo agrees that its exercise of its rights hereunder or otherwise obtained shall provide it with no right to approve the marketing, promotion, advertising used or manufacture by Constellation Beers for Interim Products and Importer Products. Notwithstanding the foregoing, Marcas Modelo shall be entitled to enforce its rights under this Agreement.

2.8 Maintenance of Trademarks and Licensed Other IP.

(a) Existing Registrations and Applications. Marcas Modelo shall (i) pay or cause to be paid all maintenance fees, and take or cause to be taken such other reasonable administrative actions, in each case, necessary to maintain in force all the registrations in the Territory included in the Licensed Intellectual Property (except with respect to maintenance fees and administrative actions required to be taken by Constellation Beers pursuant to Section 2.8(b)), and (ii) diligently prosecute any applications for registration included in the Trademarks, Licensed Patents or with respect to the Licensed Other IP that are pending before the USPTO or other agency in the Territory as of the date hereof. Constellation Beers shall promptly reimburse Marcas Modelo for all reasonable out-of-pocket costs and expenses for the foregoing, including all maintenance and filing fees and reasonable attorneys’ fees. If Marcas Modelo fails to perform its obligations under this Section 2.8(a), Constellation Beers may take any such actions at its sole cost and expense, in which case Marcas Modelo will, and will cause any applicable member of the Modelo Group to, reasonably cooperate with Constellation Beers in such actions, at the expense of Constellation Beers. If requested by Constellation Beers, Marcas Modelo shall, and shall cause any applicable member of the Modelo Group to, designate Constellation Beers as its agent with respect to any of the foregoing maintenance obligations, including the payment of maintenance fees and filing of documents with the USPTO or other agency in the Territory.

(b) New Registrations of Brand Extension Marks. Upon the reasonable request of Constellation Beers, Marcas Modelo will file with the USPTO or other agency in the Territory applications to register any Marks that constitute Brand Extension Marks that can be so registered, or applications for additional registrations for any Brand Extension Marks, which

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applications and registrations shall then be subject to Section 2.8(a), and shall be deemed to be included in the Additional Trademarks. Constellation Beers shall be solely responsible for all reasonable costs and expenses associated with filing such applications, including all filing fees and reasonable attorneys’ fees, and shall pay such costs directly to the providers or, if paid by Marcas Modelo, shall promptly reimburse Marcas Modelo for the same. If Marcas Modelo fails to perform its obligations under this Section 2.8(b), or as otherwise approved by Marcas Modelo, Constellation Beers may, to the extent allowed under applicable law, file such applications in its own name and will promptly thereafter assign them to Marcas Modelo. Constellation Beers will pay all maintenance fees and take such other administrative actions necessary to maintain in force all the registrations in the Territory contemplated by this Section 2.8(b). Marcas Modelo will, and will cause any applicable member of the Modelo Group to, reasonably cooperate with Constellation Beers in such actions, at the expense of Constellation Beers. If requested by Constellation Beers, Marcas Modelo shall, and shall cause any applicable member of the Modelo Group to, designate Constellation Beers as its agent with respect to any of the foregoing maintenance obligations, including the payment of maintenance fees and filing of documents with the USPTO or other agency in the Territory.

(c) Status. Marcas Modelo shall keep Constellation Beers reasonably apprised of the status of all applications and registrations included in Licensed Intellectual Property, and any significant actions with respect thereto, and shall invoice Constellation Beers on a quarterly basis for any costs and expenses required to be reimbursed by Constellation Beers pursuant to Section 2.8(a) or 2.8(b). Constellation Beers may provide written notice to Marcas Modelo that Constellation Beers no longer wishes to maintain a particular registration or application included in the Trademarks, in which case Constellation Beers’ and Marcas Modelo’s obligations under Sections 2.8(a) and 2.8(b) will no longer apply to such registration or application, and Exhibit B or Exhibit D as applicable will automatically be deemed amended to remove such Trademarks. Notwithstanding the removal of any Trademark from Exhibit B or Exhibit D, neither Marcas Modelo nor any member of the Modelo Group shall be permitted to use such Trademark in the marketing or promotion of Beer in the Territory if such use would be reasonably likely to cause confusion as to the source of Beer marketed with another Trademark included in Exhibit B or Exhibit D.

2.9 Defending Trademarks. Each party shall, consistently with the provisions of this Agreement, use its commercially reasonable efforts to protect the Trademarks, the Licensed Patents, Licensed Copyrights, and the Licensed Other IP in the Territory. Each party shall from time to time, as soon as reasonably possible after learning of the facts or law relating thereto, notify the other party of any federal, state, local or other filing (including any applications for, or renewals of, any trademarks or similar registrations) that Constellation Beers considers to be necessary, appropriate or advisable to protect the Trademarks, the Licensed Other IP, or other ownership rights with respect to the Products in the Territory. Furthermore, the parties will cooperate and consult in good faith to determine, on a case by case basis, the best means by which to address any infringement or suspected infringement of the Trademarks in the Territory; provided that Constellation Beers shall have the final right to make determinations of this nature, including commencing or defending litigation. If reasonably requested by Constellation Beers, or as may be required by a court or agency to permit Constellation Beers to pursue an action, Marcas Modelo shall, and shall cause any member of the Modelo Group to, join as a party to any such litigation if such joinder is necessary to prosecute Constellation Beers’

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claims. In the event that Constellation Beers does not decide to pursue any act that Marcas Modelo deems to constitute infringement or suspected infringement of the Trademarks in the Territory, it shall give written notice to Marcas Modelo of the same and then Marcas Modelo may pursue such infringement or suspected infringement, at the expense of Marcas Modelo. Constellation Beers shall provide reasonable cooperation to Marcas Modelo in connection therewith. All damages, paid in settlement or otherwise, shall be distributed as follows, first, pari passu, to pay each of Constellation Beers’s and Marcas Modelo’s reasonable attorneys’ fees and expenses and then one hundred percent (100%) to Constellation Beers if Constellation Beers choose to pursue the infringement or suspected infringement or one hundred percent (100%) to Marcas Modelo if Constellation Beers gave written notice that it would not pursue the infringement or suspected infringement and Marcas Modelo pursued such infringement or suspected infringement.

2.10 Ownership. (a) Ownership of the Trademarks and of the goodwill associated therewith shall at all times remain in and inure solely to the benefit of Modelo Group, and any trademark rights or goodwill with respect thereto which may accrue as a result of advertising or sales of Importer Products or Interim Products shall be the sole and exclusive property of Modelo Group. Trademark rights (i) shall include any additions or modifications to the Trademarks, as well as any slogan, musical composition, name, emblem, symbol, trade dress or other device used to identify or refer to Importer Products or Interim Products or any Trademark sub-licensed hereunder, in each case, whether developed, created or used by Constellation Beers or any of its sub-licensees in the Territory, and (ii) may be used by Modelo Group, by Marcas Modelo or their importers, or their distributors or sub-licensees, according to the terms of this Agreement, in territories other than the Territory, in addition to the use thereof made by Constellation Beers in the Territory under this Agreement. If any such addition, modification or device is to be separately registered under the laws protecting trademarks, copyrights or other property rights, it shall be registered only in the name of Modelo Group, and Constellation Beers shall execute such documents as may be necessary to accomplish such registration.

(b) Marcas Modelo or Modelo Group shall be deemed to be the exclusive owner of all intellectual property used or developed in connection with this Agreement by Constellation Beers that (i) incorporates the Licensed Other IP and any derivative works based thereon; (ii) in the absence of this Agreement, would infringe upon or otherwise violate the rights of Marcas Modelo or Modelo Group in the Licensed Other IP under the laws of the Territory; or (iii) was developed by Constellation Beers based upon Confidential Information belonging to Marcas Modelo or Modelo Group. As between the parties and unless contrary to applicable law, Constellation Beers shall be the owner of any intellectual property independently developed by Constellation Beers that is not a result of the areas set forth above in clauses (i)-(iii) of this Section 2.10(b). For example, should Constellation Beers create a type of Container or a functional element of a Container that is not a result of the areas set forth above in clauses (i)-(iii) of this Section 2.10(b), even if such Container or a functional element of a Container is used with an Importer Product, Constellation Beers shall be the owner of the intellectual property rights with respect to such Container or functional element of such Container. For the avoidance of doubt, nothing herein shall give or be deemed to give Marcas Modelo or any member of the Modelo Group any rights in or to the Marks or other intellectual property rights that are owned by Constellation or any of its Affiliates unrelated to the subject matter of this Agreement.

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(c) If, for any reason or circumstances, Constellation Beers is deemed under any law or regulation to have acquired any right or interest with respect to the Licensed Intellectual Property, Constellation Beers hereby assigns and shall, at the request of Marcas Modelo or Modelo Group, promptly execute any document reasonably needed in order for Constellation Beers to transfer to Marcas Modelo or Modelo Group any and all such rights, titles and interests in and to the Licensed Intellectual Property including the goodwill that they represent and the Licensed Intellectual Property.

2.11 Derivative Works. Constellation Beers shall acquire no ownership rights in the Licensed Intellectual Property or derivative works based thereon or any intellectual property deemed to be owned by Marcas Modelo or Modelo Group as a result of this Agreement. Constellation Beers shall, at any time requested by Marcas Modelo or Modelo Group, whether during or subsequent to the term hereof, disclaim in writing any such property interest or ownership in the Licensed Intellectual Property.

2.12 Certain Restrictions. Constellation Beers shall not, either directly or indirectly (and shall cause its Affiliates not, either directly or indirectly, to):

(a) establish, form, be an owner of, operate, administer, authorize or control any company, division, corporation, association or business entity under any name which includes any of the Trademarks, either in whole or part, or under any name which is confusingly similar to the Trademarks or “Grupo Modelo” (other than with respect to Constellation Beers, “Crown” as described in Section 2.1(a) or as expressly set forth in Section 2.1(e));

(b) (except as expressly authorized by this Agreement) use, adopt, register, or seek to register, or in any other manner claim the ownership of, any Mark or trade dress that includes any of the Trademarks or that is confusingly similar to any of the Trademarks or Trade Dress (including in connection with Brand Extension Marks);

(c) use, or authorize any other Person to use, any Trademark or Trade Dress in connection with any Beer or any other good or service other than an Importer Product or Interim Product, except as expressly permitted by this Agreement;

(d) use, or authorize any other Person to use, Trade Dress for goods or services other than Importer Products for which such Trade Dress are designated for use by Marcas Modelo or otherwise permitted by this Agreement;

(e) combine a Trademark with any other Mark that is not a Trademark (other than any new Brand Extension Mark); or

(f) distribute or sell any Products to any buyers located outside the Territory, and to use its commercially reasonable efforts to prevent buyers from reselling such Products outside the Territory or in any manner not authorized by this Agreement (including by not selling to exporters or buyers who are known or would reasonably be expected to resell outside of the Territory); for clarity, it shall not be a breach of this Agreement to sell or distribute to cruise lines, airlines, tour operators and the like located within the Territory, so long as the Products are delivered within the Territory.

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2.13 Confusingly Similar Marks. Subject to Section 2.15, Constellation Beers shall not, and shall not permit any Affiliate or sublicensee to, use or register, any symbol, name, trademark, trade dress or device that is confusingly similar to (a) any Trademark or Trade Dress, or (b) any trademark rights retained by the Modelo Group as of the date of this Agreement.

2.14 Abandonment. (a) If Constellation Beers fails to make any use in commerce (as the term is defined in 15 U.S.C. § 1127) of a brand with respect to all Trademarks and uses for any period comprising [****], Constellation Beers shall be presumed for purposes of this Section 2.14 to have abandoned its licensed rights to use those brands in such Trademarks. Marcas Modelo shall give written notice to Constellation Beers of such abandonment and allow Constellation Beers to notify Marcas Modelo of Constellation Beers’s intent not to abandon the Trademarks and of efforts to use the Trademarks in the future. Should Constellation Beers not reply to such notice from Marcas Modelo within [****] after the date of such notice, Constellation Beers shall be deemed to have abandoned such Trademarks for purposes of this Agreement, and, at any time thereafter immediately upon written notice by Marcas Modelo to Constellation Beers, (i) the Trademarks shall be deleted from Exhibit B or Exhibit D hereunder, (ii) all rights of Constellation Beers in and to such Trademarks under this Agreement shall terminate and, (iii) Marcas Modelo shall have the right to designate any Third Party as the assignee and beneficiary of all rights and obligations of Constellation Beers under this Agreement with respect to such deleted Trademarks, subject to the execution of a sublicense agreement between such Third Party and Marcas Modelo in substantially the same terms and conditions of this Agreement; provided that, in no event shall Marcas Modelo or its Affiliates re-acquire and practice such rights. Notwithstanding the removal of any Trademarks from Exhibit B or Exhibit D, neither Marcas Modelo nor any member of the Modelo Group shall be permitted to use such Trademark in the Territory if such use would be reasonably likely to cause confusion with another Trademark included in Exhibit B or Exhibit D.

(b) If Marcas Modelo, and all other members of the Modelo Group, fail to make any use in commerce (as that term is defined in 15 U.S.C. §1127) in all jurisdictions outside of the Territory of a brand with respect to all Trademarks and uses for any period comprising [****], Marcas Modelo shall be presumed for purposes of this Section 2.14 to have abandoned its rights in such Trademarks in the Territory. Constellation Beers shall give written notice to Marcas Modelo of such abandonment and allow Marcas Modelo to notify Constellation Beers of Marcas Modelo’s intent not to abandon the Trademarks and its efforts to use such Trademarks in the future outside of the Territory. Should Marcas Modelo not reply to such notice from Constellation Beers within [****] after the date of such notice, Marcas Modelo shall be deemed to have abandoned such Trademarks in the Territory for purposes of this Agreement, and Constellation Beers shall have the right to request that Marcas Modelo assign, and, upon such request, Marcas Modelo shall assign, or cause the applicable member of the Modelo Group to assign, its right, title, and interest in the Territory in and to the applicable Trademarks to Constellation Beers at no cost to Constellation Beers other than payment of any required assignment fee charged by a governmental authority.

2.15 Brand Extension Marks and Brand Extension Beers. Subject to the terms, conditions and licenses herein:

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[****]	Confidential information omitted.

(a) Constellation Beers Brand Extension Marks. Constellation Beers may, without the prior consent of Marcas Modelo, adopt new Brand Extension Marks that are not confusingly similar to any trademarks (excluding the Trademarks) owned by Marcas Modelo or its Affiliates in the Territory at the time of such proposed adoption, and concomitant accompanying new trade dress that is not confusingly similar to any trade dress including containers (excluding the Trade Dress) owned by Marcas Modelo or its Affiliates in the Territory at the time of such proposed adoption, solely for (i) the manufacturing, bottling, and packaging of Mexican-style Beer and importing, advertising, marketing and selling such Beer in the Territory and (ii) distributing of related collateral sales and promotional materials therefor and other items to be marketed and sold or provided without charge to consumers in conjunction with such Beer in the Territory. Provided that they meet the requirements of the foregoing sentence, such Brand Extension Marks shall be deemed to be Additional Trademarks and Trade Dress for purposes of this Agreement (including Sections 2.8, 2.9, and 2.10). Constellation Beers shall have the right to determine in its sole discretion the Beer Recipe it uses for each new Brand Extension Beer, which Beer Recipes may be variations or derivatives of Recipes of then-existing Products or entirely new Recipes, provided that such Recipes meet the Quality Standards.

(b) Modelo Brand Extension Marks. Constellation Beers may, upon [****] prior written notice to Marcas Modelo and solely for the manufacturing, bottling, and packaging of Mexican-style Beer in the Brewing Territory and importing, advertising, marketing and selling such Beer in the Territory and distributing of related collateral sales and promotional materials therefor and other items to be marketed and sold or provided without charge to consumers in conjunction with such Beer in the Territory, notify Marcas Modelo that it wishes to adopt a Brand Extension Mark created after the date of this Agreement by Marcas Modelo or Grupo Modelo and used by Grupo Modelo in Mexico or Canada for the manufacturing, bottling, packaging or selling of Mexican-style Beer. Provided that such Brand Extension Mark does not include and is not confusingly similar to any trademarks (excluding the Trademarks) owned by Marcas Modelo or its Affiliates in the Territory at the time of such notice from Constellation Beers, then such Brand Extension Mark shall be deemed to be an Additional Trademark for purposes of this Agreement (including Sections 2.8, 2.9, and 2.10). Constellation Beers shall have the right to determine in its sole discretion the Beer Recipe it uses for each such Brand Extension Beer, which Beer Recipes may be variations or derivatives of Recipes of then-existing Products or entirely new Recipes, provided that such Recipes meet the Quality Standards. For clarity, it is expressly understood and agreed that nothing in this Section 2.15(b) shall prevent Constellation Beers from adopting and using in the Territory as a Constellation Beers Brand Extension Mark any Modelo Brand Extension Mark so long as such adoption and use (i) complies with the provisions of Section 2.15(a) and (ii) does not infringe any intellectual property rights of the Modelo Group in the Territory.

(c) Distilled Spirits. Notwithstanding anything to the contrary herein, (i) Constellation Beers shall not adopt a Brand Extension Mark that adopts, refers to or incorporates the name of any type of distilled spirit (such as Corona Tequila), and (ii) Constellation Beers shall not use any distilled spirits as an ingredient in any Recipe for a Brand Extension Beer, unless included in a Recipe provided by, or required to be provided by, Marcas Modelo under this Agreement; provided, however, that if Marcas Modelo or Grupo

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[****]	Confidential information omitted.

Modelo (1) adopts a Brand Extension Mark that adopts, refers to or incorporates the name of any type of distilled spirit (such as Corona Tequila) for Product marketed in Mexico or Canada, or (2) uses any type of distilled spirits or any type of distilled spirit flavor as an ingredient in any Recipe for a particular Product marketed in Mexico or Canada, then the restrictions of this Section 2.15(c) shall not preclude Constellation Beers from using (x) the name of any type of distilled spirit in its own Brand Extension Mark for any Product in the Territory or (y) any type of distilled spirit or distilled spirit flavor ingredient in the Recipe for any Product, in each case (which for the avoidance of doubt in the case of (x) and (y), need not be the same distilled spirit or distilled spirit flavor ingredient as used by Marcas Modelo or Grupo Modelo), solely in the Territory in accordance with the other terms and conditions of this Agreement.

(d) Bottle Design. Constellation Beers may use a Parent Product’s Bottle Design (or other Container design) for any related Brand Extension Beer subject to and in accordance with the terms of this Agreement.

(e) Ownership. For the avoidance of doubt, Constellation Beers agrees that any and all Trademarks and Trade Dress related to any Brand Extension Beer manufactured, bottled and packaged by or on behalf of Constellation Beers hereunder shall be owned by Modelo Group, and Constellation Beers hereby assigns the foregoing to Marcas Modelo.

2.16 Changes to Form, Trademarks, Containers, Bottle Designs, Trade Dress or Recipes by Marcas Modelo. With respect to an Importer Product existing at the date of this Agreement, and subject to this Section 2.15(b), Marcas Modelo may from time to time propose by written notice to Constellation Beers (a) reasonable changes in the approved form or use of the associated Trademarks, (b) reasonable changes to applicable Containers, Bottle Designs or Trade Dress, (c) an addition of a new Mark to Exhibit B as an Additional Trademark for use with such Importer Product, or (d) a change the Recipe for such Importer Product (other than a change of Recipe described in Section 2.2(a) above), in each case, in order to make such existing Importer Product more consistent with Products produced and sold outside of the Territory. Within a reasonable time following Constellation Beers’ receipt of such notice, the parties shall discuss whether such changes or additions are mutually agreeable, and if acceptable, the terms and conditions of this Agreement shall govern such changes, provided that it is expressly understood and agreed that nothing in this Agreement, other than Section 2.4(a) and Section 2.17, shall prevent Constellation Beers from adopting and using in the United States any such change in Form, Trademark, Container, Bottle Design, Trade Dress or Recipe, so long as the adoption and use does not constitute trademark infringement or copyright infringement under applicable laws. For the avoidance of doubt, the Modelo Group shall have the right to make in its sole discretion any change to the Recipe for any existing Product and to any Brand Extension Beer marketed by Marcas Modelo or Grupo Modelo outside of the Territory.

2.17 Changes to Form, Trademarks, Containers, Bottle Designs, Trade Dress or Recipes by Constellation Beers. Subject to Section 2.15, and with respect to Products existing at the time of entry into this Agreement (or additional Recipes provided by Marcas Modelo under Section 2.2), Constellation Beers may from time to time propose by written notice to Marcas Modelo (a) reasonable changes in the approved form or use of the associated

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Trademarks, (b) reasonable changes to Containers, Bottle Designs or Trade Dress of the Products, (c) the addition of a new Mark to Exhibit B as an Additional Trademark for use with such existing Importer Product, or (d) a change to the Recipe for such Importer Product. Constellation Beers shall not implement any changes or additions of the type described in the foregoing clauses (a), (b), or (c) without the prior written consent of Marcas Modelo; provided, however, that (i) for the avoidance of doubt, changes in the Recipe of any existing Products or any Constellation Beers Brand Extension Beers shall not require the consent of Marcas Modelo and (ii) Constellation Beers may adopt and use a new Container for a Product different in size, shape or materials from the Container in effect for such Product on the date hereof, but if such new Container is a glass bottle derived from an original glass Bottle Design of a Product (e.g., a smaller version of a glass bottle for Product sold under a CORONA Trademark), such new glass bottle Container shall reasonably conform to such original glass bottle Container in form, shape and proportion as closely as reasonably practicable (taking into account the change in size, shape or materials). It is expressly understood that consent of Marcas Modelo shall not be required for Packaging used by Constellation Beers to contain, ship, store or display containers for any Product. For the avoidance of doubt, Constellation Beers shall have the right to make in its sole discretion any change to the Recipe for any existing Product and to any Brand Extension Beer marketed by Constellation Beers or any of its Affiliates in the Territory.

2.18 Abandoned Trademarks. Within a reasonable time following the date of this Agreement, Marcas Modelo shall allow, or cause its applicable member of Grupo Modelo to allow, the Abandoned Trademarks to be abandoned, lapse or otherwise expire. Constellation Beers agrees promptly following the date of this Agreement to make commercially reasonable efforts to wind-down its use of the Abandoned Trademarks including in connection with promotional materials and product labels that may include such Abandoned Trademarks. Within the Transition Period, Constellation Beers shall cease, and shall cause its Affiliates to cease, all use of the Abandoned Trademarks.

2.19 Confirmation. At the reasonable request of Constellation Beers, Marcas Modelo will provide documentation reasonably required by Constellation Beers for its tax or similar purposes demonstrating that Marcas Modelo has the necessary rights, as between Marcas Modelo and other members of Grupo Modelo, to grant the rights it purports to grant herein.

2.20 Brewery Territory. Marcas Modelo shall provide Constellation Beers with three months’ advance notice of Modelo Group’s intent to manufacture or have manufactured on its behalf any Product outside of Mexico (other than as a result of a Force Majeure Event).

2.21 Yeast.

(a) General. From time-to-time as reasonably requested by Constellation Beers during the term of the Transition Services Agreement, Marcas Modelo shall transfer, or shall cause its Affiliates to transfer, to Constellation Beers an appropriate quantity of “mother” Yeast as necessary for Constellation Beers to propagate its own yeast for the manufacture of the Products and Brand Extension Beer; provided that Constellation Beers shall bear all reasonable costs relating to the supply of such Yeast (including delivery charges) incurred by Marcas Modelo in connection therewith. In the event that the Yeast colony of either Party dies or is compromised such Party may request, and the other Party shall, to the extent reasonably available, provide a new Yeast colony to the requesting Party at the cost of the requesting Party.

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(b) Cessation of Use. In the event that Constellation Beers elects to cease using the Yeast, Constellation Beers shall (i) ensure that there is an immediate, orderly and proper disposal of any and all Yeast in production, propagation, culture, analytical or other systems, which manner of disposal shall be approved and supervised by Marcas Modelo; and (ii) diligently remove from any brewery all Yeast in a manner approved and supervised by Marcas Modelo.

ARTICLE III

QUALITY CONTROL

3.1 Marketing Standards. To protect the reputation and strength of the Trademarks and the goodwill associated with each Trademark, Constellation Beers shall: (a) always use the Trademarks in connection with the marketing and sale of Importer Products and Interim Products, and other activities with respect to the Trademarks, in a manner reasonably consistent with the requirements with respect to form, color, style and appearance of the applicable Brand Guidelines (and Constellation Beers shall reasonably consider and take into account the goodwill associated with the Trademarks in making any material changes to the other aspects of the Brand Guidelines such as strategic marketing), and (b) use and/or reproduce the Trademarks in accordance with all applicable laws, rules, and regulations. Further, Constellation Beers shall not do any willful or intentional act which would damage the image of the Products in the Territory, and shall refrain from taking any act which disparages, discredits, dishonors, reflects adversely upon, or in any other manner materially harms the Trademarks, or the goodwill associated therewith. Additionally, with respect to Importer Products and Interim Products, Constellation Beers shall comply with the Advertising and Marketing Code of the Beer Institute, as it may be amended from time to time.

3.2 Merchandise and Advertising Materials. Constellation Beers shall, and shall cause its Affiliates and sub-licensees to, ensure that any merchandise or advertising item that bears any Trademark is of sufficient quality so as not to disparage, discredit, dishonor, reflect adversely upon, or in any other manner materially harm the Trademarks, or the goodwill associated therewith. Notwithstanding the foregoing, Marcas Modelo shall not have the right to approve or disapprove of advertising created by Constellation Beers.

3.3 Importer Products. Constellation Beers shall, and shall cause its Suppliers to, comply with the quality standards in this Article III for Importer Products. Constellation Beers shall, and shall cause its Suppliers to, ensure all Importer Products are manufactured, bottled and packaged in accordance with the applicable Quality Standards. Other than as set forth in this Agreement, Constellation Beers shall not, and shall cause its Suppliers not to, alter the Trademarks, Containers, Bottle Designs or Recipe for any Importer Product. To the extent that a Recipe or Technical Specification specifies any particular ingredients, raw materials, yeast cultures, formulas, brewing processes or equipment or other items, Constellation Beers and its Suppliers may use functional substitutes or replacements for the foregoing that do not change the finished product, as would be determined by a reasonable Qualified Brewmaster. All Importer Products shall be manufactured and imported in a manner reasonably designed to assure they remain suitable for resale and consumption for a period of no less than one hundred eighty (180) days from the date of production.

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3.4 Brand Extension Beers. With respect to each Modelo Brand Extension Beer constituting an Importer Product, Constellation Beers shall, and shall cause its Suppliers to, follow the Brand Guidelines of any Parent Products and Parent Trademarks, respectively, to the extent that they are applicable, in manufacturing, bottling and packaging any such Brand Extension Beer. With respect to each Constellation Brand Extension Beer constituting an Importer Product, Constellation Beers shall, and shall cause its Suppliers to, create applicable Brand Guidelines therefor compliant with the requirements of Section 2.15(a) and applicable quality standards. Any such Brand Extension Beer (whether Modelo or Constellation) must be of a quality equal to or higher than the Quality Standards.

3.5 Packaging. Constellation Beers shall, and shall cause its Suppliers to, package Beer that is produced pursuant to this Agreement only in a box, carton, wrap or similar item that contains other Products. Constellation Beers may include any number of bottles or cans in any particular box or carton.

3.6 Samples. In order to verify compliance with the quality standards for Importer Products set forth in this Article III, Constellation Beers shall, and shall cause its Suppliers to, at its own cost submit to Marcas Modelo, no more frequently than once per calendar quarter, (a) a reasonable number of representative samples of Importer Products, including the Containers thereof, and any promotional products or any packaging or other materials bearing any Trademark used in marketing, merchandising, promoting, advertising (including sponsorship activities in connection with the foregoing), licensing, distributing or selling Importer Products in the Territory (provided that, for the avoidance of doubt, Constellation Beers is not required to submit any such samples, promotional products, packaging or other materials to Marcas Modelo in advance of actual use), and (b) compliance data that is reasonably necessary in order for Marcas Modelo to verify that Importer Products materially comply with applicable Quality Standards.

3.7 Inspection. Upon reasonable advance notice, not more than twice per year (or in the event of a recall or withdrawal pursuant to Section 3.9, more frequently until the issues giving rise to such events are reasonably resolved) and subject to the reasonable confidentiality requirements of Constellation Beers, (a) Marcas Modelo or its representatives shall have the right, during regular business hours, to inspect the plants and facilities (including Yeast used therein) where Importer Products are manufactured, bottled, packaged, stored, or distributed, and (b) Constellation Beers shall, and shall cause its Suppliers to, make their respective representatives reasonably available to Marcas Modelo or its representatives, as may be reasonably necessary for Marcas Modelo or any of its representatives to adequately review the quality of the manufacturing, bottling, packaging, storage or distribution of Importer Products.

3.8 Brewmaster. Constellation Beers shall, and shall cause its Suppliers to, employ or otherwise retain the services of (a) a qualified brewmaster to be responsible for supervising and directing the production, manufacturing, bottling and packaging of Importer Products and (b) a Person responsible for the systems, and compliance, to ensure appropriate quality procedures and control for the production, manufacturing, bottling and packaging of Importer Products.

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3.9 Recalls. In the event there is a withdrawal or recall by Constellation Beers or its Supplier of any Importer Product, Constellation Beers shall promptly notify Marcas Modelo and provide Marcas Modelo with such relevant information as reasonably will inform Marcas Modelo of the facts giving rise to the need for such withdrawal or recall, and the adequacy of steps taken by Constellation Beers or its sub-licensees to address any material concerns relating to quality identified in connection with such recall or withdrawal.

3.10 Quality Default.

(a) In the event of a Quality Default, a party shall deliver a written notice to the other party of such Quality Default (a “Quality Default Notice”) promptly after becoming aware of any such Quality Default. The parties shall promptly meet to discuss the Quality Default Notice and each party shall provide the other with full technical and analytical support to assist in identifying the problem and determining the correct procedures for resolving the same. Constellation Beers shall have [****] from and including the delivery of such Quality Default Notice to cure such Quality Default. In the event Constellation Beers fails to cure such Quality Default within [****] of such Quality Default Notice (a “Quality Default Cure Failure”), and Marcas Modelo has delivered a written notice to Constellation Beers confirming such failure (a “Quality Default Cure Failure Notice”), then, subject to the dispute resolution procedures in the remainder of this Section 3.10, Constellation Beers agrees that it shall, at its own cost, take all reasonably necessary steps to cure and mitigate the breach.

(b) In the event that Constellation Beers disagrees that a Quality Default or a Quality Default Cure Failure has occurred, it shall deliver a written notice to Marcas Modelo of its disagreement (a “Disagreement Notice”), which shall include the basis for such disagreement and shall be delivered within [****] of receipt by Constellation Beers of a Quality Default Notice or a Quality Default Cure Failure Notice, as applicable. In the event of such a disagreement, Constellation Beers and Marcas Modelo shall attempt to resolve such disagreement between themselves. If Constellation Beers and Marcas Modelo are unable to resolve the disagreement within [****] of receipt by Constellation Beers of a Quality Default Notice or a Quality Default Cure Failure Notice, as applicable, then Constellation Beers or Marcas Modelo will jointly select a Qualified Brewmaster; provided that if Constellation Beers and Marcas Modelo are unable to select such Qualified Brewmaster within [****] after delivery of a Quality Default Notice, within an additional [****], Constellation Beers and Marcas Modelo shall each select one brewmaster and those two brewmasters shall select a Qualified Brewmaster for purposes of this Section 3.10.

(c) Within [****] of the appointment of the Qualified Brewmaster, Constellation Beers and Marcas Modelo shall each deliver to the Qualified Brewmaster a detailed written report setting forth their respective proposed resolutions with respect to the disagreement and a detailed explanation of the basis and rationale for such party’s position. The Qualified Brewmaster shall thereafter issue a written determination of whether a breach occurred, but no such determination shall award damages, or other relief, including relief which would terminate, result in a termination or have the same effect as termination of this Agreement, in whole or in part. The determination of the Qualified Brewmaster shall be final and binding upon the parties and the breach determined by the Qualified Brewmaster may be enforced in accordance with the terms of this Agreement.

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[****]	Confidential information omitted.

3.11 De Minimis Breaches of Brand Guidelines. Should Constellation Beers take any action inconsistent with the Brand Guidelines that constitute merely a de minimis breach of Sections 2.4, 3.1(a) or 3.4 with respect to Importer Products, Containers, Packaging or Marketing Materials, Marcas Modelo shall not have the right to require, and Constellation Beers shall not be obligated, to destroy, recall, remove or otherwise cease the use of any then-existing stock of any such Importer Product, Containers, Packaging or Marketing Materials at issue.

ARTICLE IV

TERM

4.1 Term. The term of this Agreement shall commence on the date hereof and shall continue in perpetuity. The parties acknowledge and agree that Marcas Modelo shall have no right to terminate this Agreement notwithstanding any breach of this Agreement by Constellation Beers, at any time. Marcas Modelo retains only the right to bring a claim as provided for herein at Article VI against Constellation Beers for damages or to seek any other remedies available to it at law or equity for any claimed breach, but excluding any remedies that would seek to terminate, or result in the termination of this Agreement.

ARTICLE V

INDEMNIFICATION AND INSURANCE

5.1 By Constellation Beers. From and after the date hereof, Constellation Beers shall defend, indemnify and hold harmless Marcas Modelo and its Affiliates and its and their respective officers, directors, employees, representatives and agents (the “Modelo Indemnitees”) in respect of all damages, liabilities, losses, costs and expenses of any and every nature or kind whatsoever, including reasonable attorneys’ fees and disbursements and all amounts paid in investigation, defense or settlement of any or all of the foregoing) (“Damages”) that any of the Modelo Indemnitees may incur as a result of third-party actions, proceedings or claims to the extent arising out of or in consequence of: (a) the formulation, manufacture, production, packaging, transportation, storage, marketing, merchandising, promotion, advertisement (including sponsorship activities in connection with the foregoing), licensing, distribution or sale of any products, materials or services by or on behalf of Constellation Beers, its Affiliates or its sub-licensees that bear the Trademarks (other than to the extent caused by (i) any breach of any obligation of any member of the Modelo Group to Constellation Beers or its Affiliates, or (ii) the infringement caused solely by the Licensed Intellectual Property existing as of the date of this Agreement, other than Licensed Intellectual Property to the extent created by Constellation Beers or its Affiliates under the Original Agreement); (b) any breach of this Agreement by Constellation Beers; (c) any infringement to the extent arising from any use of a Brand Extension Mark created by Constellation Beers or any of its Affiliates or sub-licensees in the Territory (other than to the extent such infringement is caused solely by the associated Parent Trademark as it exists of the date of this Agreement), or (d) any failure by Constellation Beers or its employees, agents, or its sub-licensees to comply with applicable law in connection with this Agreement.

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5.2 By Marcas Modelo. From and after the date hereof, Marcas Modelo shall defend, indemnify and hold harmless Constellation Beers and its Affiliates and its and their respective officers, directors, employees, representatives and agents (the “Constellation Beers Indemnitees”) in respect of all Damages that any of Constellation Beers Indemnitees may incur as a result of third-party actions, proceedings or claims to the extent arising out of or in consequence of: (a) the formulation, manufacture, production, packaging, transportation, storage, marketing, merchandising, promotion, advertisement (including sponsorship activities in connection with the foregoing), licensing, distribution or sale of any products, materials or services by or on behalf of Marcas Modelo, its Affiliates or its sub-licensees (other than Constellation Beers or its Affiliates and their sub-licensees) that bear the Trademarks, in each instance other than due to a breach of this Agreement by any Constellation Beers Indemnitee; (b) any breach of this Agreement by Marcas Modelo; or (c) any failure by Marcas Modelo or its employees or agents to comply with applicable law in connection with this Agreement.

5.3 Insurance. Each of Constellation Beers and Marcas Modelo shall maintain at its own expense sufficient insurance, including products liability and blanket contractual liability (“Liability Insurance”), to meet any claims that might reasonably be expected to arise against either of them in connection with the sale or distribution of any Products or any other items pursuant to this Agreement. Each of Constellation Beers and Marcas Modelo agrees that the other party shall be added as an “additional insured as their interest may appear” on the other party’s Liability Insurance policy. Each of Constellation Beers’s and Marcas Modelo’s Liability Insurance shall be underwritten by financially sound, reputable insurance carriers that are reasonably satisfactory to the other party. Each of Constellation Beers and Marcas Modelo shall promptly provide the other with evidence of such Liability Insurance upon request.

5.4 No Implied Warranty. ALL LICENSED INTELLECTUAL PROPERTY AND OTHER RIGHTS AND MATERIALS LICENSED OR OTHERWISE PROVIDED BY OR ON BEHALF OF EITHER PARTY OR THEIR ANY OF THEIR RESPECTIVE AFFILIATES UNDER THIS AGREEMENT (INCLUDING ALL RECIPES, MARKETING OR PROMOTIONAL MATERIALS, TRADE DRESS, AND DESIGNS) ARE PROVIDED ON AN “AS IS” BASIS, AND EACH PARTY HEREBY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING WITH RESPECT TO THE WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE. The foregoing notwithstanding, each party warrants to the other party that tangible embodiments of Licensed Other IP and Recipes provided pursuant to this Agreement shall be complete and accurately reflect those embodiments that are used by such providing party and, at the reasonable request of the receiving party, the providing party will reasonably cooperate respond to questions or reasonably supplement such information consistent with the intent of this Agreement.

ARTICLE VI

GOVERNING LAW AND JURISDICTION

6.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to its principles of conflicts of laws that would require application of the substantive laws of any other jurisdiction. Constellation Beers and Marcas Modelo agree that the International Convention on the Sale of Goods shall not apply to this Agreement.

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6.2 Jurisdiction. Constellation Beers and Marcas Modelo irrevocably consent to the exclusive personal jurisdiction and venue of the courts of the State of New York or the federal courts of the United States, in each case sitting in New York County, in connection with any action or proceeding arising out of or relating to this Agreement. Constellation Beers and Marcas Modelo hereby irrevocably waive, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of such action or proceeding brought in such a court and any claim that any such action or proceeding brought in such court has been brought in an inconvenient forum. Constellation Beers and Marcas Modelo irrevocably consent to the service of process with respect to any such action or proceeding in the manner provided for the giving of notices under Section 9.5, provided, the foregoing shall not affect the right of either Constellation Beers or Marcas Modelo to serve process in any other manner permitted by law. Notwithstanding the foregoing, Constellation Beers and Marcas Modelo agree that neither may bring a judicial action or administrative proceeding unless and until the parties have provided the other party a reasonable opportunity to engage in non-binding arbitration, to be held in the County and City of New York, before the CPR Institute for Dispute Resolution, or such other alternative dispute resolution provider as they may mutually agree upon; provided that, the obligations of the parties under the foregoing sentence shall expire with respect to any dispute within ninety (90) days after notice is first provided by either party.

6.3 Enforcement of Judgment. Constellation Beers and Marcas Modelo hereby agree that a final judgment in any suit, action or proceeding shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any manner provided by applicable law.

ARTICLE VII

CONFIDENTIALITY

7.1 Unless otherwise agreed to in writing by Constellation Beers, Marcas Modelo agrees (and Marcas Modelo agrees to cause its Affiliates) (a) to keep confidential all Confidential Information of Constellation Beers and not to disclose or reveal any of such Confidential Information to any person other than those directors, officers, employees, stockholders, legal counsel, accountants, and other agents of Marcas Modelo or its Affiliates who are actively and directly participating in the performance of the obligations and exercise of the rights of Marcas Modelo under this Agreement, and (b) not to use Confidential Information of Constellation Beers for any purpose other than in connection with the performance of the obligations and exercise and enforcement of the rights of Marcas Modelo hereunder. The obligation to maintain the confidentiality of and restrictions on the use of Confidential Information hereunder shall include any Confidential Information of Constellation Beers obtained by Marcas Modelo and its Affiliates prior to the date hereof. If Marcas Modelo is required by law, court order or government order or regulation to disclose Confidential Information of Constellation Beers, Marcas Modelo shall provide notice thereof to Constellation Beers and, after consultation with Constellation Beers and, at the sole cost and expense of Constellation Beers, reasonably cooperating with Constellation Beers to object to or limit such disclosure, shall be permitted to disclose only that Confidential Information so required to be disclosed.

31

7.2 Unless otherwise agreed to in writing by Marcas Modelo, Constellation Beers agrees (and Constellation Beers agrees to cause its Affiliates and sub-licensees) (a) to keep confidential all Confidential Information of Marcas Modelo and the Modelo Group and not to disclose or reveal any of such Confidential Information to any person other than those directors, officers, employees, stockholders, legal counsel, accountants, and other agents of Constellation Beers or its Affiliates or sub-licensees who are actively and directly participating in the performance of the obligations and exercise of the rights of Constellation Beers under this Agreement, and (b) not to use Confidential Information of Marcas Modelo and the Modelo Group for any purpose other than in connection with the performance of the obligations and exercise and enforcement of the rights of Constellation Beers hereunder. The obligation to maintain confidentiality of and restrictions on the use of Confidential Information hereunder shall include any Confidential Information of Marcas Modelo and the Modelo Group obtained by Constellation Beers prior to the date hereof. If Constellation Beers is required by law, court order or government order or regulation to disclose Confidential Information, Constellation Beers shall provide notice thereof to Marcas Modelo and, after consultation with Marcas Modelo and, at the sole cost and expense of Marcas Modelo, reasonably cooperating with Marcas Modelo to object to or limit such disclosure, shall be permitted to disclose only that Confidential Information so required to be disclosed.

7.3 Constellation Beers acknowledges that certain elements in the Licensed Other IP are the Confidential Information and trade secrets of ABI and its Affiliates, and Constellation Beers shall, and shall cause its Affiliates and sub-licensees to, protect such elements with the same degree of care that it uses to protect its own Confidential Information and trade secrets of a similar nature, but no less than a reasonable degree of care.

7.4 The parties agree that Confidential Information of Constellation Beers provided under this Article VII and/or that is order or pricing information is competitively sensitive, and Marcas Modelo shall establish, implement and maintain strict procedures and take such other steps that are reasonably necessary to prevent disclosure of such Confidential Information to any person other than determined to be advisable in connection with the performance of the objectives and exercise of rights under this Agreement; and in no case may Marcas Modelo permit disclosure to its representatives and employees or representatives and employees of its Affiliates who have direct responsibility for marketing, distributing or selling Beer in competition with the Importer Products in the Territory.

ARTICLE VIII

TAXES

8.1 Withholding. The payment of the Up-Front Payment (as defined in the Brewery SPA) (including any adjustment thereto) , which is made pursuant to the Brewery SPA, and any payment made pursuant to Section 8.2 of this Agreement shall be made without deduction or withholding for any taxes (other than taxes imposed on net income in Mexico), except as required by applicable law. If any applicable law requires the deduction or withholding of any tax from such payment, then Constellation Beers or its assignee shall be

32

entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law and, if such payment is made by a Person other than Constellation Beers and such tax would not have been imposed had Constellation Beers made such payment, then the sum payable to Marcas Modelo shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this section) Marcas Modelo receives an amount equal to the sum it would have received had no such deduction or withholding been made.

8.2 Other Taxes. If and to the extent Constellation Beers exercises its right pursuant to Section 9.1 to assign its rights and obligations under this Agreement to another Person, Constellation Beers shall indemnify and hold harmless Marcas Modelo or any of its Affiliates from and against any taxes, including, for the avoidance of doubt, any value added or other similar taxes, for which Marcas Modelo may become liable for which Marcas Modelo would not have been liable had Constellation Beers not assigned its rights and obligations under this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Assignment. Neither party may assign any right under this Agreement without the prior written consent of the other party; provided, that (a) Constellation Beers may assign or transfer (by sale of assets, sale of stock, merger, operation of law or otherwise) this Agreement and its rights and obligations hereunder to any Affiliate of Constellation, (b) Constellation Beers may assign and transfer this Agreement and all of its rights and obligations hereunder to any Third Party to whom Constellation Beers or its assigee sells or transfers (by sale of assets, sale of stock, merger, operation of law or otherwise) all or substantially all of its business with respect to Product in the Territory, and in that event such assignee shall be deemed to be Constellation Beers for all purposes of this Agreement, (c) Marcas Modelo may assign or transfer this Agreement and its rights and obligations hereunder in whole or in part to any Subsidiary of ABI, or (d) Marcas Modelo may assign or transfer this Agreement and its rights and obligations hereunder to any Third Party to whom Marcas Modelo sells or transfers (by sale of assets, sale of stock, merger, operation of law or otherwise) all or substantially all of its business with respect to Product, and in that event such assignee shall be deemed to be Marcas Modelo for all purposes of this Agreement; provided, further, that any such assignee of either party agrees in writing to be bound by all terms and conditions of this Agreement and the assigning party remains liable for its assignee’s performance under this Agreement. Any purported assignment not in strict compliance with the preceding sentence shall be null and void and of no force and effect. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. In the event that Constellation Beers desires to assign or transfer less than all of its rights under this Agreement to any third party that is not an Affiliate of Constellation Beers or to which it does not assign or transfer all or substantially all of its business with respect to Product in the Territory, the consent of Marcas Modelo as set forth in the first sentence of this Section 9.1 shall not be unreasonably withheld.

33

9.2 Force Majeure. During the pendency of any Force Majeure Event affecting a brewing facility of Constellation Beers or Constellation Beers’s Supplier(s) in Mexico, Constellation Beers will discuss with Marcas Modelo and provide reasonable consideration of any offer made by Marcas Modelo to brew and deliver as directed by Constellation Beers, any affected Beer capacity in Mexico during the pendency of such Force Majeure Event prior to engaging any manufacturing source outside of Mexico.

9.3 Headings. The captions used in this Agreement are for convenience of reference only and shall not affect any obligation under this Agreement.

9.4 Counterparts. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts, taken together, shall constitute one and the same instrument. Signatures sent by facsimile shall constitute and be binding to the same extent as originals. This Agreement may not be amended except by an instrument in writing signed by both parties.

9.5 Notices. Any notice, claims, requests, demands, or other communications required or permitted to be given hereunder shall be in writing and will be duly given if: (a) personally delivered, (b) sent by facsimile or (c) sent by Federal Express or other reputable overnight courier (for next Business Day delivery), shipping prepaid as follows:

If to Constellation Beers:	Constellation Beers Ltd
One South Dearborn St., Suite 1700
Chicago, IL 60603
Attention: President
Telephone: +1 (312) 873-9600
Facsimile: +1 (312) 346-7488

With a copy to (which copy	Constellation Brands, Inc.
shall not serve as notice	207 High Point Drive, Building 100
hereunder):	Victor, New York 14564
Attention: General Counsel
Telephone: +1 (585) 678-7266
Facsimile: +1 (585) 678-7103

With a second copy to	Nixon Peabody LLP
(which copy shall not serve	1300 Clinton Square
as notice hereunder):	Rochester, NY
Attention: James O. Bourdeau
Telephone: +1 (585) 263-1000
Facsimile: +1 (585) 263-1600

If to Marcas Modelo:	Marcas Modelo, S.A. de C.V.
Av. Javier Barros Sierra 555-3 Piso
Col. Santa Fe, 01210,
Mexico, D.F.
Attention: General Counsel
Telephone: + (52.55) 2266-0000
Facsimile: + (52.55) 2266-0000

34

With a copy to (which copy	Anheuser-Busch InBev
shall not serve as notice	Brouwerijplein 1
hereunder):	Leuven 3000
Belgium
Attention: Chief Legal Officer & Company Secretary
Telephone: +32 16 27 69 42
Facsimile: +32 16 50 66 99

With a second copy to (which copy shall not serve as notice hereunder):
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Frank J. Aquila
George J. Sampas
Krishna Veeraraghavan
Nader A. Mousavi
Telephone: +1 (212) 558-4000
Facsimile: +1 (212) 558-3588

or such other address or addresses or facsimile numbers as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above. Notices will be deemed given at the time of personal delivery, if sent by facsimile, when sent with electronic notification of delivery or other confirmation of delivery or receipt, or, if sent by Federal Express or other reputable overnight courier, on the day of delivery.

9.6 Entire Agreement. This Agreement (including the schedules and exhibits hereto, which are incorporated into this Agreement by this reference and made a part hereof), the Confidentiality Agreement, dated as of May 26, 2012, by and between CBI, ABI and solely with respect to Section 2 thereof, Grupo Modelo (the “Confidentiality Agreement”), the Brewery SPA, the Membership Interest Purchase Agreement, and the Restated LLC Agreement (as defined in the Membership Purchase Agreement and solely to the extent Constellation Beers and Constellation do not acquire all of Constellation Beers’ Interest (as defined in the Membership Purchase Agreement)), and the Transition Services Agreement and each of the other Transaction Documents, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof, and supersede all prior or contemporaneous agreements and understandings, whether written or oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

9.7 Severability. To the extent that any provision of this Agreement is invalid or unenforceable in the Territory or any state or other area of the Territory, this Agreement is hereby deemed modified to the extent necessary to make it valid and enforceable within such state or area, and the parties shall promptly agree in writing on the text of such modification.

35

9.8 Injunction; Waiver. The parties acknowledge that a breach or threatened breach by them of any provision of this Agreement will result in the other entity suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the parties agree that any party may, in its discretion (and without limiting any other available remedies), apply to any court of law or equity of competent jurisdiction for specific performance and injunctive relief (without necessity of posting a bond or undertaking in connection therewith) in order to enforce or prevent any violations of this Agreement, and any party against whom such proceeding is brought hereby waives the claim or defense that such party has an adequate remedy at law and agrees not to raise the defense that the other party has an adequate remedy at law. The failure of either party at any time to require performance of any provision of this Agreement shall in no manner affect such party’s right to enforce such provision at any later time. No waiver by any party of any provision, or the breach of any provision, contained in this Agreement shall be deemed to be a further or continuing waiver of such or any similar provision or breach.

9.9 Successors and Assigns; Third Party Beneficiaries. This Agreement is binding upon and shall inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Agreement shall give any other Person any legal or equitable right, remedy or claim under or with respect to this Agreement or the transactions contemplated hereby.

9.10 Amendment and Restatement. The Original Agreement shall be deemed amended and restated in its entirety as of the date hereof by this Agreement and the Original Agreement shall thereafter be of no further force and effect except to evidence any rights and obligations of the parties or action or omission performed or required to be performed pursuant to such Original Agreement prior to the date hereof.

9.11 Bankruptcy. The failure of any party hereto to perform any remaining obligations of such party under this Agreement shall not excuse performance by the other party of its obligations hereunder. Accordingly, for purposes of Section 365(n) of The Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§ 101 et. seq. (the “Bankruptcy Code”) or any analogous provision under any law of any foreign or domestic, federal, state, provincial, local, municipal or other governmental jurisdiction relating to bankruptcy, insolvency or reorganization (“Foreign Bankruptcy Law”), (a) this Agreement will not be deemed to be an executory contract, and (b) if for any reason this Agreement is deemed to be an executory contract, the licenses granted under this Agreement shall be deemed to be licenses to rights in “intellectual property” as defined in Section 101 of the Bankruptcy Code or any analogous provision of Foreign Bankruptcy Law and Constellation Beers shall be protected in the continued enjoyment of its right under this Agreement including, without limitation, if Constellation Beers so elects, the protection conferred upon licensees under 11 U.S.C. Section 365(n) of the Bankruptcy Code or any analogous provision of Foreign Bankruptcy Law.

[Signature page follows]

36

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

MARCAS MODELO, S.A. DE C.V.

By
Name:
Title:

By
Name:
Title:

CONSTELLATION BEERS LTD.

By
Name:
Title:

[Signature Page to Sub-license Agreement]

Exhibit A

TRADEMARK APPLICATIONS & REGISTRATIONS TO BE ABANDONED

Mark	Ser./Reg./App. No.	Jurisdiction
CELEBRATE CORONA DE MAYO	SN:85-645063	USA
COME CORONA WITH ME (Stylized)	SN:76-573148; RN:2,918,722	USA
CORONA DECOR	SN:76-230093; RN:2,517,268
CORONA EXTRA READY TO SERVE	SN:85-818733	USA
CORONA EXTRA READY TO SERVE and Design	SN:85-818736	USA
CORONA START THE PARTY	SN:77-121219; RN:3,358,680	USA
CORONA WIDE OPEN	SN:77-665053; RN:4,060,380	USA
CORONA WIDE OPEN and Design	SN:77-665055; RN:3,986,182	USA
CORONA ZONA	SN:76-229560; RN:4,200,383	USA
CORONAVILLE	SN:78-725979; RN:3,221,680	USA
GOMODELO	SN:85-496131; RN:4,189,942	USA
SAVETHEBEACH.ORG CORONASAVETHEBEACH.ORG and Design	SN:85-769317	USA
CERVECERIA DEL PACIFICO S.A. DE C.V. CERVEZA PACIFICO CLARA	RN: CA 93009; AN: 01013055	California
PACIFICO and Design	SN:73-367145; RN:1,336171	USA
CORONA.COM	SN:75-632870; RN:2,663,599	USA

A-1

Exhibit B

ADDITIONAL TRADEMARKS

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CERVEZA LA CERVEZA MAS FINA CORONA LIGHT CONT. NET. 340 ML and Design	SN:77-410946; RN:3,629,573	USA
CONEXION CORONA	SN:77-120568; RN:3,908,281	USA
CORONA	SN:76-054459; RN:2,634,004	USA
CORONA	SN:76-230273; RN:2,817,872	USA
CORONA (Stylized)	SN:74-337257; RN:2,489,710	USA
CORONA (Stylized)	SN:76-090432; RN:2,590,621	USA
CORONA (Stylized)	SN:76-230586; RN:2,684,504	USA
CORONA (Stylized)	SN:75-875857; RN:3,631,787	USA
CORONA and Design	SN:74-337256; RN:2,489,709	USA
CORONA BEACH HOUSE	SN:85-081351; RN:3,984,217	USA
CORONA CANTINA	SN:85-645045	USA
CORONA DE MAYO	SN:85-645064	USA
CORONA EXTRA	SN:76-090433; RN:2,600,236	USA
CORONA EXTRA	SN:75-875865; RN:2,702,882	USA
CORONA EXTRA	SN:76-231041; RN:2,817,873	USA
CORONA EXTRA (Stylized)	SN:74-337259; RN:2,489,711	USA
CORONA EXTRA (Stylized)	SN:76-230810; RN:2,687,262	USA
CORONA EXTRA and Design	SN:76-559142; RN:2,993,696	USA
CORONA EXTRA and Design	SN:76-544591; RN:3,329,891	USA
CORONA EXTRA CERVEZA LA CERVEZA MAS FINA and Design	SN:77-118947; RN:3,544,218	USA
CORONA EXTRA CERVEZA LA CERVEZA MAS FINA and Design	SN:77-118906; RN:3,544,217	USA
CORONA EXTRA LA CERVEZA MAS FINA and Design	SN:74-337255; RN:2,489,708	USA
CORONA EXTRA LA CERVEZA MAS FINA and Design	SN:78-907233; RN:3,317,902	USA
CORONA FAMILIAR	SN:85-420269	USA
CORONAROJO	SN:85-383807	USA
CORONAROJO	SN:85-354655	USA
CORONITA	SN:85-383802	USA
CORONITA LIGHT	SN:77-379759; RN:3,549,260	USA
CORONITA LIGHT and Design	SN:77-419975; RN:3,611,200	USA
FIND YOUR BEACH	SN:77-870491; RN:4,191,028	USA
FIND YOUR BEACH	SN:85-499815	USA
LA CERVEZA MAS FINA	SN:76-544594; RN:2,963,654	USA
LA CERVEZA MAS FINA and Design	SN:74-337258; RN:1,828,343	USA
MODELO	SN:76-338317; RN:2,631,391	USA
MODELO ESPECIAL	SN:76-338316; RN:2,631,390	USA

Mark/Name	Ser./Reg./App. No.	Jurisdiction
MODELO ESPECIAL CHELADA	SN:85-740870	USA
MODELO LIGHT (Stylized)	SN:85-656356	USA
MODELO LIGHT (Stylized)	SN:85-656355	USA
MODELO LIGHT and Design	SN:85-663677	USA
MODELO LIGHT and Design	SN:85-656354	USA
NEGRA MODELO	SN:76-338315; RN:2,631,389	USA
RELAX RESPONSIBLY	SN:77-120546; RN:3,576,821	USA
RELAX RESPONSIBLY and Design	SN:77-121268; RN:3,463,388	USA
RONAS & RITAS	SN:75-475936; RN:2,279,069	USA
RONAS AND ‘RIAS	SN:85-413853	USA
RONAS AND ‘RIAS	SN:85-383813	USA
VIVA CORONA	SN:85-645054	USA
Crown & Griffins Design	SN:73-708295; RN:1,548,371	USA
Miscellaneous Design	SN:85-469388	USA
Coins & King Design	SN:85-469380	USA
King Design	SN:85-469400	USA
Lion Design	SN:85-656360	USA
Lion Design	SN:85-656358	USA
Lion Design	SN:85-656357	USA
CORONA	RN: TX 33569; AN: 00494075	Texas
CORONA EXTRA	RN: UT 29675; AN: 20805621	Utah
CORONA EXTRA	RN: DE 1989-67233; AN: 08008434	Delaware
CORONA EXTRA	RN: NM 89012001; AN: 01076098	New Mexico
CORONA EXTRA	RN: NH (No Registration Number); AN: 01064334	New Hampshire
CORONA EXTRA	RN: MD 19897054; AN: 01057827	Maryland
CORONA EXTRA	RN: MA 42599; AN: 01055262	Massachusetts
CORONA EXTRA	RN: AZ 17892; AN: 00494153	Arizona
CORONA EXTRA	RN: NM (No Registration Number); AN: 00494152	New Mexico
CORONA EXTRA	RN: TX (No Registration Number); AN: 00494108	Texas
CORONA EXTRA	RN: ID 12517; AN: 00341706	Idaho
CORONA EXTRA	RN: NJ 8463; AN: 00339969	New Jersey
CORONA EXTRA	RN: CT 7439; AN: 00338212	Connecticut
CORONA EXTRA	RN: ME 19890160; AN: 00330567	Maine
CORONA EXTRA	RN: IL 63823; AN: 00329652	Illinois
CORONA EXTRA	RN: LA (No Registration Number); AN: 00017204	Louisiana
CORONA EXTRA LA CERVEZA MAS FINA	RN: WA 17801; AN: 41800097	Washington
CORONA EXTRA LA CERVEZA MAS FINA	RN: WA 9944; AN: 00016520	Washington
MODELO	RN: CA 51955; AN: 00241431	California
MODELO ESPECIAL	RN: CA 99414; AN: 23100029	California
Design	RN: CA 51922; AN: 00241430	California
VICTORIA	RN: CA 52397; AN: 00241579	California
PACIFICO	SN:76-497182; RN:2,885,751	USA
PACIFICO and Design	SN:76-497180; RN:2,862,190	USA
PACIFICO LIGHT	SN:78-896659; RN:3,381,909	USA
CORONARITA	SN:85-383808	USA

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CORONITA RITA	SN:85-383810	USA
CERVECERIA DEL PACIFICO, S.A. DE C.V. CERVEZA PACIFICO CLARA and Design	SN:74-071659; RN:1,671,994	USA
CERVECERIA MODELO S.A. DE C.V. MEXICO MODELO ESPECIAL and Design	SN:77-100703; RN:3,576,774	USA
CERVECERIA MODELO	SN:77-849176; RN:3,896,060	USA
CORONARITA	SN: 85-637980	USA
FAMILIAR (stylized)	SN: 85-420278	USA
Miscellaneous Design	SN: 78-605037	USA

Exhibit D

TRADEMARKS

Mark	Ser./Reg./App. No.	Jurisdiction
CERVEZA MODELO LIGHT and Design	SN:78-787355; RN:3,210,796	USA
CORONA	SN:77-221594; RN:3,388,558	USA
CORONA (Stylized)	SN:73-625255; RN:1,681,366	USA
CORONA and Design	SN:73-625252; RN:1,689,218	USA
CORONA EXTRA	SN:77-221686; RN:3,388,566	USA
CORONA EXTRA (Stylized)	SN:73-625250; RN:1,681,365	USA
CORONA EXTRA LA CERVEZA MAS FINA and Design	SN:73-625248; RN:1,729,694	USA
CORONA LIGHT	SN:77-410950; RN:3,605,139	USA
CORONA LIGHT and Design	SN:75-876356; RN:2,406,232	USA
CORONA LIGHT and Design	SN:74-123829; RN:1,727,969	USA
CORONITA EXTRA	SN:74-132069; RN:1,729,701	USA
CORONITA EXTRA LA CERVEZA MAS FINA and Design	SN:74-160423; RN:1,761,605	USA
LA CERVEZA MAS FINA and Design	SN:73-625249; RN:1,495,289	USA
MODELO	SN:73-021202; RN:1,022,817	USA
MODELO ESPECIAL	SN:72-464917; RN:1,055,321	USA
MODELO ESPECIAL and Design	SN:85-074167; RN:4,060,986	USA
MODELO LIGHT	SN:78-771233; RN:3,183,378	USA
NEGRA MODELO	SN:73-128857; RN:1,217,760	USA
NEGRA MODELO and Design	SN:77-499866; RN:3,567,209	USA
VICTORIA and Design	SN:85-469396	USA
Crown & Griffins Design	SN:73-625251; RN:1,462,155	USA
Crown Design	SN:76-617147; RN:3,048,028	USA
King Design (for Victoria Product)	SN:85-469392; RN:4,146,769	USA
Miscellaneous Design (for Victoria Product)	SN:85-469385; RN:4,146,768	USA
Miscellaneous Design (for Victoria Product)	SN:85-469375; RN:4,146,767	USA
PACIFICO	SN:74-071754; RN:1,726,063	USA
PACIFICO CLARA	SN:76-514146; RN:2,866,272	USA
LA CERVEZA DEL PACIFICO CERVEZA PACIFICO CLARA and Design	SN:77-244688; RN:3,589,696	USA
CERVEZA BARRILITO	SN:77-295228; RN:3,440,278	USA
CORONARITA	SN:85-354652	USA
CORONITA RITA	SN:85-413849	USA

D-1

Mark	Ser./Reg./App. No.	Jurisdiction
MODELO ESPECIAL CERVECERIA MODELO MEXICO and Design	SN:85-074113; RN:4,115,677	USA
CERVECERIA MODELO, S.A. DE C.V. - MEXICO and Design	SN:78-605075; RN:3,191,287	USA
VICTORIA	Common Law	USA
LEON	SN:85-459133	USA
LEON	SN:85-459120	USA
LEON	SN:85-459153	USA
LEON	SN:85-459142	USA
LEON (Stylized)	SN:85-459165	USA
LEON (Stylized)	SN:85-459162	USA
LEON (Stylized)	SN:85-459159	USA
LEON (Stylized)	SN:85-459157	USA
LEON and Design	SN:85-459181	USA
LEON and Design	SN:85-459177	USA
LEON and Design	SN:85-459180	USA
LEON and Design	SN:85-459175	USA

D-2

Exhibit E

CHELADA TRADEMARKS

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CERVEZA MODELO ESPECIAL CHELADA and Design	SN:85-766205	USA
CERVEZA MODELO ESPECIAL CHELADA and Design	SN:85-766203	USA

E-1

Exhibit F

NON-EXCLUSIVE TRADEMARKS

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CELEBRATE CINCO	SN: 85-645065	USA
¡CELEBREMOS! CELEBRATE CINCO	SN: 85-645049	USA
FAMILIAR	SN: 85-420277	USA

F-1

EXHIBIT B

FORM OF TRANSITION SERVICES AGREEMENT

EXHIBIT B

TO FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

TRANSITION SERVICES AGREEMENT

dated as of [—], 2013

between

ANHEUSER-BUSCH INBEV SA/NV

and

CONSTELLATION BRANDS, INC.

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT, dated as of [—], 2013 (this “Agreement”), is entered into by and between Anheuser-Busch In Bev SA/NV, a Belgian corporation (“Seller”) and Constellation Brands, Inc, a Delaware corporation (the “Purchaser” and, together with Seller, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated as of [—], 2013 (as amended, modified or supplemented from time to time in accordance with its terms, the “Stock Purchase Agreement”), between Seller, Purchaser and certain other parties, Seller has agreed, among other things, to cause all of the issued and outstanding shares of capital stock of (i) Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Company”) and (ii) all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de. C.V. a sociedad anónima de capital variable organized under the laws of Mexico (“Servicios”), in each case, to be sold to Purchaser or one of its designees.

WHEREAS, as contemplated by the Stock Purchase Agreement, Seller and Purchaser each desire to arrange for the provision of the Services in connection with the operation of the Company and the Piedras Negras Plant by Purchaser following the Closing Date and the expansion of the Piedras Negras Plant; and

WHEREAS, the execution and delivery of this Agreement is required by the Stock Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth in this Agreement, and subject to and on the terms and conditions set forth in this Agreement, the Parties agree as follows:

ARTICLE I

INTERPRETATION

Section 1.01 Certain Defined Terms.

(a) Capitalized terms used but not otherwise defined herein or in any schedule attached hereto shall have the meanings given to them in the Stock Purchase Agreement.

(b) As used in this Agreement and in the schedules attached hereto:

“Affiliate” means, with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise. For the avoidance of doubt, the Company is an Affiliate of Purchaser, and not an Affiliate of Seller.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Action” means any litigation, action, audit, suit, charge, binding arbitration or other legal, administrative, regulatory or judicial proceeding.

“Beer” has the meaning assigned to that term in the Interim Supply Agreement.

“Brewery Expansion Plan” means those specifications and plans developed by Purchaser with the technical support of Seller to expand the capacity of the Piedras Negras Plant to produce, bottle, package and temporarily store Beer by an additional ten million hectoliters per year over such capacity for the Piedras Negras Plant on the date hereof as described on Schedule 2.01(d).

“Brewery Expansion Services” has the meaning set forth in Section 2.01(d).

“Brewery Operations Services” has the meaning set forth in Section 2.01(a).

“Cartons” means boxes, baskets, trays, partitions, flat board, sash and similar packaging for Importer Product (as defined under the Sub-license Agreement).

“Change of Control” means (i) any Prohibited Owner or Person controlled by a Prohibited Owner becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such Prohibited Owner or Person shall be deemed to have beneficial ownership of all shares that such Prohibited Owner or Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of all or any portion of any class of capital stock or equity interests (including partnership interests) then outstanding of Crown; provided, that, no such Prohibited Owner or Person shall be considered to be a beneficial owner of any class of capital stock or equity interests (including partnership interests) of Crown solely as a result of being a beneficial owner of Voting Stock of the Purchaser, (ii) any Prohibited Owner or Person controlled by a Prohibited Owner becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such Prohibited Owner or Person shall be deemed to have beneficial ownership of all shares that such Prohibited Owner or Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of all or any portion of any class of capital stock or equity interests (including partnership interests) then outstanding of the Company; provided, that, no such Prohibited Owner or Person shall be considered to be a beneficial owner of any class of capital stock or equity interests (including partnership interests) of the Company solely as a result of being a beneficial owner of Voting Stock of the Purchaser, (iii) any Prohibited Owner or Person controlled by a Prohibited Owner becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the voting power of the total outstanding Voting Stock of the Purchaser; (iv) any Prohibited Owner or Person controlled by a Prohibited Owner becomes a member of Crown or shareholder of the Company, or (v) a sale of all or substantially all of the assets of the Company to any Prohibited Owner or Person controlled by a Prohibited Owner.

“Company” has the meaning set forth in the recitals to this Agreement.

“Confidential Information” has the meaning set forth in Section 2.12(a).

“Contract” means any binding contract, agreement, subcontract, lease, sublease, license, purchase order, work order, sales order, indenture, note, bond, instrument, mortgage, commitment, covenant or undertaking.

“Crown” means Crown Imports, LLC, a Delaware limited liability company, and any successor thereto.

“Disclosing Party” has the meaning set forth in Section 2.12(a).

“Disposition” means the sale, transfer, exclusive license or other disposition (including any sale and leaseback transaction) of any property (including stock, membership interest, partnership and other equity interests) by any Person of property owned by such Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder, in each case, as amended.

“Excluded Services” has the meaning set forth in Section 2.01.

“Force Majeure Events” has the meaning set forth in Section 6.02.

“Grupo Modelo” means Grupo Modelo, S.A.B. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico.

“Grupo Modelo Entities” means, Grupo Modelo together with Affiliates and any successors thereto (other than the Company or Servicios).

“Inamex Equipment” means the fixtures and equipment owned by Inamex de Cerveza y Malta, S.A. de C.V. that are on or about the Plant Property (including, to the extent applicable, any buildings, cranes, tanks, compressors and pasteurizers) and any user manuals, brochures or other documentation or written information regarding, or designed to facilitate the use of, such fixtures and equipment.

“Interim Supply Agreement” means that certain Interim Supply Agreement, dated as of the date hereof, by and between Grupo Modelo and Crown.

“Invoices” has the meaning set forth in Section 3.02(b)(i).

“IT” means information technology.

“IT Service” means a service involving the management, maintenance, installation or utilization of computer hardware and software used in connection with the operation of the business of the Company, including the management, maintenance, installation or utilization of IT Systems.

“IT Systems” means the computer systems, telephone systems, email and similar information storage or transfer systems, and computer systems for management, maintenance, operation and utilization of equipment and facilities located at the Piedras Negras Plant, utilizing computer hardware and software in connection with the operation of the business of the Company

“Knowing and Intentional” means that (i) a certain act or omission was voluntarily made with the understanding that the act or omission constitutes a breach of this Agreement, and (ii) such breach was not cured promptly after receipt of notice thereof (taking into account how long it reasonably takes to cure such breach). For the avoidance of doubt, “Knowing and Intentional” does not require the proof of scienter, bad faith or of any intent to cause any particular damage or harm.

“Membership Interest Purchase Agreement” means that certain Amended and Restated Membership Interest Purchase Agreement, dated as of February 13, 2013, by and among Seller, Purchaser, Constellation Beers Ltd. and Constellation Brands Beach Holdings, Inc.

“Migration” means the transfer of the Transferred Data from Seller’s IT Systems to Purchaser’s IT Systems (including SAP).

“Migration Plan” has the meaning set forth in Section 3.02(c).

“Out-of-Pocket Costs” has the meaning set forth in Section 3.02(a).

“Other G&A Services” has the meaning set forth in Section 2.01(c).

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Pass-Through Charges” means the actual documented costs charged (without markup) by a Third-Party Service Provider for the Services provided.

“Performance Standard” has the meaning set forth in Section 2.07(a).

“Permitted Holders” means (a) Marilyn Sands, her descendants (whether by blood or adoption), her descendants’ spouses, her siblings, the descendants of her siblings (whether by blood or adoption), Hudson Ansley, Lindsay Caleo, William Caleo, Courtney Winslow, or Andrew Stern, or the estate of any of the foregoing Persons, or The Sands Family Foundation, Inc., (b) trusts which are for the benefit of any combination of the Persons described in clause (a), or any trust for the benefit of any such trust, or (c) partnerships, limited liability companies or any other entities which are controlled by any combination of the Persons described in clause (a), the estate of any such Persons, a trust referred to in the foregoing clause (b), or an entity that satisfies the conditions of this clause (c).

“Permitted Purpose” has the meaning set forth in Section 2.12(a).

“Person” means any natural person, firm, partnership, association, corporation, company, trust, business trust, governmental authority or other entity.

“Piedras Negras Plant” means that certain brewery owned and operated by the Company and located in Piedras Negras, Coahuila, Mexico.

“Procurement and Logistics Transition Services” has the meaning set forth in Section 2.01(b).

“Product” has the meaning in the Interim Supply Agreement.

“Prohibited Owner” means Carlsberg Breweries A/S, Heineken Holding NV, SABMiller plc, Molson Coors Brewing Company, Miller Coors LLC, any of their respective controlled Affiliates and any successor of any of the foregoing, or any Person (other than a Subsidiary of Purchaser or a Permitted Holder) owning, distributing or brewing Beer brands of which 275 million Cases (as such term is defined in Section 1.1 of the Sublicense Agreement) or more were sold in the Territory during the calendar year ended immediately prior to the determination of whether such Person is a Prohibited Owner.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 5.02.

“Receiving Party” has the meaning set forth in Section 2.12(a).

“Sales Taxes” has the meaning set forth in Section 3.06(a).

“Seller” has the meaning set forth in the preamble to this Agreement.

“Service Coordinator” has the meaning set forth in Section 2.08.

“Services” has the meaning set forth in Section 2.01(e).

“Services Licensee” has the meaning set forth in Section 2.11(a).

“Settlement Date” has the meaning set forth in the GM Agreement.

“Stock Purchase Agreement” has the meaning set forth in the recitals to this Agreement.

“Sublicense Agreement” means that certain Amended and Restated Sub-license Agreement dated as of the date hereof by and between Constellation Beers Ltd. and Marcas Modelo, S.A. de C.V.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than fifty percent (50%) of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors, managers or others performing similar functions of such entity (irrespective of whether at the time capital stock of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (iii) the beneficial interest in such trust or estate is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Supply Services” has the meaning set forth in Section 2.01(e).

“Taxes” means (i) all Mexican federal, state or local or foreign taxes, fees, assessments, levies or other governmental charges, or any liability for any of the foregoing together with all interest, penalties and additions imposed by any Governmental Authority.

“Territory” has the meaning assigned to that term in Section 1.1 of the Sublicense Agreement.

“Third Party” means any Person that is neither a Party nor an Affiliate of a Party.

“Third-Party Contract” has the meaning set forth in Section 2.03.

“Third-Party Service Provider” has the meaning set forth in Section 2.03.

“Transferred Data” shall mean the data generated by the Company in connection with the operation of the business of the Company and managed and maintained by Grupo Modelo on behalf of the Company or Servicios.

“Voting Stock” means (i) with respect to a corporation, the stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect or appoint at least a majority of the board of directors or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and (ii) with respect to a partnership, limited liability company or business entity other than a corporation, the equity interests thereof.

“Yeast” has the meaning assigned to that term in Section 1.1 of the Sublicense Agreement.

Section 1.02 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the word “day” means calendar day;

(b) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d) the terms “Dollars” and “$” mean United States Dollars;

(e) references herein to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;

(f) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender include the other gender;

(h) references in this Agreement to the “United States” mean the United States of America and its territories and possessions;

(i) references in this Agreement to the “Mexico” mean Mexico and its territories and possessions;

(j) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and

(k) except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.

ARTICLE II

SERVICES

Section 2.01 Provision of Services. Subject to the terms and conditions of this Agreement, Seller shall provide, or cause to be provided, to Purchaser for the benefit of the Company and for the Piedras Negras Plant, Servicios:

(a) consulting services with respect to the management of the Piedras Negras Plant (the “Brewery Operations Services”);

(b) consulting services in logistical matters, materials resource planning and advisory services on procurement matters in connection with the transitioning of the operations of the Piedras Negras Plant (together, the “Procurement and Logistics Transition Services”);

(c) general administrative services currently provided at the Piedras Negras Plant or to Servicios, including information technology (IT Service), finance and regulatory compliance, services related to the testing of products and packaging in Crown’s current development pipeline as of the date of the Stock Purchase Agreement at Grupo Modelo’s Mexico City test brewery, human resources and promotional, retail and licensing services performed by GModelo Corporation as of the date of the Stock Purchase Agreement (it being agreed and understood Purchaser that shall use its reasonable best efforts, with the cooperation of Seller, to identify and engage a Third Party to perform such promotional, retail and licensing services (or perform such services itself) as soon as practicable after the date hereof) (collectively, the “Other G&A Services”);

(d) services relating to the Brewery Expansion Plan as more fully set forth on Schedule 2.01(d) (the “Brewery Expansion Services”); and

(e) the supply of aluminum cans, glass, malt, crowns and caps, hops, corn starch, can lids, Cartons and Yeast (the “Supply Services”, and, together with the Brewery Operations Services, the Other G&A Services, the Procurement and Logistics Transition Services and the Brewery Expansion Services, the “Services”);

provided, however, that under no circumstances shall the Services include services related to or connected with (i) capital expenditures (other than the consulting service required to be provided in connection with the Brewery Expansion Services), (ii) innovation (such services in clauses (i) and (ii), together, the “Excluded Services”) and (iii) supply (other than with respect to Supply Services); provided, further, that other than with respect to the Brewery Expansion Services, the scope of the foregoing Services shall not be required to be greater than the scope of the services that were provided by any Grupo Modelo Entity to the Company in the ordinary course of business during the 12 months immediately prior to the Settlement Date, but such scope shall be at least equal to the scope of the services that were provided by any Grupo Modelo Entity to the Company in the ordinary course of business during the 12 months immediately prior to the Settlement Date. Notwithstanding anything to the contrary, under no circumstances shall Seller have the authority to make any decisions with respect to the operation and expansion of the Piedras Negras Plant or the Company.

Section 2.02 Additional Necessary Services. Seller agrees to provide any additional services other than the Excluded Services for the operation of the Company, upon Purchaser’s reasonable request and at a price to be agreed upon after good faith negotiations between the Parties; provided, that the scope of any such additional services shall be no greater than the services that were provided by any Grupo Modelo Entity to the Company in the ordinary course of business during the 12 months immediately prior to the Settlement Date. Any such additional necessary services so provided by Seller shall constitute Services under this Agreement and be subject in all respect to the provisions of this Agreement.

Section 2.03 Third-Party Service Providers. Seller may satisfy its obligation to provide the applicable Services hereunder by causing (a) one or more of its Affiliates that is reasonably capable of performing the Services, to provide such Services or by subcontracting any of such Services or any portion thereof to such Affiliates (and Seller hereby fully and unconditionally guarantees the due and punctual performance of the Services by any such Affiliate), or (b) procuring any of such Services or portion thereof, from any Third Party (such a Third Party, a “Third-Party Service Provider”) that is reasonably capable, in Purchaser’s reasonable judgment, of performing the Services (provided that Bain Consulting, LLC and Accenture shall be deemed to be reasonably capable in Purchaser’s reasonable judgment for purposes of this Section 2.03(b)); provided; however, notwithstanding the foregoing, Seller may not subcontract, or otherwise delegate its obligations to provide Services hereunder to any Third Party (other than an Affiliate of Seller) without the express written consent of Purchaser (with such consent not to be unreasonably conditioned, withheld or delayed). Seller shall use commercially reasonable efforts to enforce the provisions of any Contract with a Third-Party Service Provider (a “Third-Party Contract”) that is related to the Services provided for Purchaser’s and the Company’s benefit and upon Purchaser’s or the Company’s written request describing the default of the Third-Party Service Provider and supporting the demand of performance, compensation or indemnity, Seller shall use commercially reasonable efforts to pursue any required performance, warranty or indemnity under any Third-Party Contract on Purchaser’s or the Company’s behalf. Purchaser shall reimburse Seller for all Out-of-Pocket Costs incurred by Seller in connection with pursuing any such performance, warranty or indemnity on behalf of Purchaser. The above is without prejudice to any of Seller’s or Purchaser’s rights against the Third-Party Service Provider as a result of any Pass Through Warranty.

Section 2.04 Transitional Nature of Services. The Parties acknowledge the transitional nature of the Services. Accordingly, subject to Article VI, as promptly as practicable following the execution of this Agreement, Purchaser agrees to use commercially reasonable efforts to make a transition of each Service to its own internal organization or to obtain alternative Services from Third Parties on or prior to the following transition dates for each of the Services:

(a) with respect to Brewery Operations Services, the date that is six months from the date of this Agreement,

(b) with respect to Other G&A Services, the date that is 24 months from the date of this Agreement; provided, however, that at Purchaser’s option, the provision of Other G&A Services pursuant to this Agreement may be extended to the date that is 36 months from the date of this Agreement;

(c) with respect to Procurement and Logistics Transition Services, the date that is 36 months from the date of this Agreement; provided, however, that, with respect to the materials resource planning services provided pursuant to Section 2.01(b), if the Company has been unable to obtain and install its own materials resource planning IT System prior to the date that is six months from the date of this Agreement, such services shall continue to be provided pursuant to this Agreement until the earlier of (i) the date on which the Company has obtained and fully installed such system and (ii) the date that is 36 months from the date of this Agreement;

(d) with respect to Brewery Expansion Services, the date that is 36 months from the date of this Agreement, provided that Purchaser shall use commercially reasonable efforts to meet each of the Target Completion Dates for the applicable Brewery Expansion Plan Milestone as set forth on Schedule 2.01(d); and

(e) with respect to each Supply Service, the date that is 36 months from the date of this Agreement.

It is agreed that, although Purchaser has agreed to use its commercially reasonable efforts as set forth herein, Seller shall have no right to receive damages or terminate this Agreement arising out of any claim that Purchaser failed to use such efforts; provided that in no case shall Seller be required to provide any particular Services beyond the latest date for such particular Service as set forth in this Section 2.04. Without limiting the foregoing, Purchaser and Seller agree to cooperate in good faith to negotiate an agreement with the current supplier of Cartons, Gondi, S.A. de C.V., to supply Cartons directly to the Company on terms independent of any supply to Grupo Modelo and its subsidiaries.

Section 2.05 Exception to Obligation to Provide Services and Cooperation on Third Party Contracts. Should (a) the provision of a Service by Seller violate, increase or constitute a breach of Seller’s obligations under any Law or any Contract to which Seller or any of its Affiliates is subject, or (b) any Contract or arrangement with any Third Party pursuant to which the Company received goods and services during the 12 months immediately prior to the Closing (a “Prior Contract”), due to the Closing (i) be terminated by a party to such Prior Contract (other than the Company), (ii) entitle a party to such Prior Contract (other than the Company) to increase, and such party does increase, the cost or obligation of, or reduce the benefit to, the Company under such Prior Contract, or (iii) result in the inability of the Company to obtain after the Closing Date, goods or services that are the subject of the Prior Contract, for a cost that is consistent with the cost the Company was required to incur prior to the Closing, then the Parties shall each use their respective reasonable best efforts to obtain (or cause to be obtained) all consents, agreements, waivers and licenses necessary for any such Service or such goods or services to be provided to the Company (it being understood that such reasonable best efforts, with respect to Purchaser, include, to the extent appropriate, attempting to obtain a consent, agreement, waiver or license from an existing Third-Party service provider of Purchaser), such that the Company will be able to operate in the same or better manner as it was operated during the 12 months immediately prior to the Settlement Date, provided that such requirement shall not be deemed to be a guaranty of any particular result. If any such consents, agreements, waivers and licenses cannot be obtained and Purchaser has not entered into a Contract for the provision of (1) all or a part of such Service with a Third-Party Service Provider on terms consistent with the terms of the applicable Prior Contract or (2) such goods or services, or a functional equivalent of either on consistent terms and conditions (including price and quality), then the Parties shall use their reasonable best efforts to arrange for alternative methods of delivering any goods or services such that the Company will be able to operate in the same or better manner as it was operated during the [****], provided that such requirement shall not be deemed to be a guaranty of any particular result. [****] The Parties shall continue to use their reasonable best efforts to obtain all consents, agreements, waivers or licenses (it being understood that such reasonable best efforts, with respect to Purchaser, includes, to the extent appropriate, attempting to obtain a consent, agreement, waiver or license from an existing Third-Party service provider of Purchaser), until they have been obtained or the parties have undertaken an alternative method of delivering any goods or services such that the Company will be able to operate in the same or better manner as it was operated during the 12 months immediately prior to the Settlement Date, as set forth in this Agreement.

[****]

Nothing in this Agreement, including this Section 2.05, is intended to, or shall, constitute a waiver or modification of the rights of ABI or the Buyer Parties under Sections 5.13 and 5.14 of the Stock Purchase Agreement.

[****]	Confidential information omitted.

Section 2.06 Duration of Services. Subject to Article VI, each of the Services shall be provided commencing from and after the Closing Date, unless a different date is specified as the commencement date on a Schedule hereto, and shall continue for the period set forth in Section 2.04 (with respect to a particular Service, the “Service Term”). For example, Purchaser may enter into a contract with a Third Party for the supply of Cartons and thereby terminate the Supply Service regarding the supply of Cartons hereunder; provided, however¸ that in the event of any such termination, all Supply Services, other than the Supply Service regarding the supply of Cartons and any other Supply Service that had been previously terminated in accordance with the terms of this Agreement, shall continue.

Section 2.07 Standard of Services.

(a) Except as otherwise agreed in writing between the Parties after the date of this Agreement and subject to Section 2.03, Seller shall provide the Services, or cause the Services to be provided, at a level of quality similar in all material respects to the manner in which the Services were performed and with the same standard of care as provided, in each such case, in connection with the operation of the Company and the Piedras Negras Plant during the 12 months immediately prior to the Settlement Date, such that the Piedras Negras Plant will continue to be operated in the same or better manner as it was operated during the 12 months immediately prior to the Settlement Date, provided that such performance standard shall not be deemed to be a guaranty of any particular result (the “Performance Standard”), provided further that the foregoing shall not modify, limit or amend Seller’s obligation to provide the requirements of aluminum cans, glass, malt, crowns and caps, hops, corn starch, can lids, Cartons and Yeast , in accordance with Schedule 3.02(a)(i) of this Agreement. Under no circumstance shall Seller be obligated to meet any key performance indicators or other similar metrics; provided that Seller shall use commercially reasonable efforts to meet each of the Target Completion Dates for the applicable Brewery Expansion Plan Milestone as set forth on Schedule 2.01(d), it being agreed that although Seller has agreed to use such commercially reasonable efforts, Purchaser shall have no right to receive damages, equitable relief or terminate this Agreement arising out of any claim that Seller failed to use such efforts or any failure to meet any Brewery Expansion Plan Milestone.

(b) Notwithstanding anything to the contrary in this Agreement, in no event shall Seller or any of its Affiliates be liable for any Liability related to, arising out of or connected with any Services provided by a Third-Party Service Provider, other than in connection with a Knowing and Intentional act or omission by Seller or any of its Affiliates (including any Knowing and Intentional breach by Seller of its obligation to use commercially reasonable efforts to enforce any Third-Party Contract as set forth in Section 2.03). Purchaser acknowledges and agrees that this Agreement does not create a fiduciary relationship, partnership, joint venture or relationships of trust or agency between the Parties and that all Services are provided by Seller and any of its Affiliates as an independent contractor.

(c) Seller warrants and covenants that all Services to be performed by Seller shall be performed in compliance with all applicable laws, rules and regulations, including all laws, rules and regulations relating to alcoholic beverages.

Section 2.08 Service Coordinators. Each Party hereby appoints as of the date hereof the representative set forth on Schedule 2.08 attached hereto (each such representative, a “Service Coordinator”), who shall be responsible for coordinating and managing the provision and receipt of the applicable Services and shall have authority to act on the applicable Party’s behalf with respect to matters relating to this Agreement (unless and until a replacement representative is designated by the applicable party hereto by advance written notice to the other party hereto in accordance with Section 7.02).

Section 2.09 Cooperation. Purchaser shall, and shall cause its Affiliates to, use its commercially reasonable efforts to (a) cooperate with Seller and any Third-Party Service Provider with respect to the provision of any Service and (b) enable Seller and any Third-Party Service Provider (as the case may be) to provide the Services in accordance with this Agreement. Notwithstanding anything to the contrary, none of Purchaser, its Affiliates or any of its representatives shall take any action or omit to take any action that would interfere with or increase the cost or expense of Seller or any Third-Party Service Provider.

Section 2.10 Access. Purchaser shall (a) make available on a timely basis such information and materials as are reasonably requested by Seller or any Third-Party Service Provider to enable such Person to provide the Services and (b) provide to Seller or Third-Party Service Provider reasonable access to its premises and facilities during normal business hours and the equipment, systems, software and networks located therein, to the extent necessary for the purpose of providing the Services. Seller shall make available on a timely basis such information and materials as are reasonably requested by Purchaser in order to facilitate the receipt of Services.

Section 2.11 Ownership of Intellectual Property.

(a) Except as otherwise expressly provided in this Agreement or in any other Transaction Agreement, Seller, Purchaser, any Third-Party Service Provider and the respective Affiliates of each such Person shall retain all right, title and interest in and to their respective Intellectual Property and any and all improvements, modifications and derivative works thereof. No license or right, express or implied, is granted under this Agreement by Seller, Purchaser, any Third-Party Service Provider and the respective Affiliates of each such Person in or to their respective Intellectual Property, except that, solely to the extent required for the provision or receipt of the Services (as the case may be) in accordance with this Agreement, each of Seller and Purchaser, for itself and on behalf of the respective Affiliates thereof, hereby grants to the other (and the respective Affiliates thereof) a non-exclusive, revocable license during the term of this Agreement to such Intellectual Property that is provided by the granting Party to the other Party (“Services Licensee”) in connection with this Agreement, but only to the extent and for the duration necessary for the Services Licensee to provide or receive the applicable Service as permitted by this Agreement (it being understood that such a license shall terminate or shall be deemed terminated immediately upon the expiration of the term hereof or earlier as provided in Article VI and is subject to any licenses granted by other Persons with respect to Intellectual Property not owned by Seller, Purchaser or the respective Affiliates of such Person).

(b) Subject to the limited license granted in Section 2.11(a), in the event that any Intellectual Property is created by Seller or a Third-Party Service Provider in the provision of any Services, all right, title and interest throughout the world in and to all such Intellectual Property shall vest solely in such Person unconditionally and immediately upon such Intellectual Property having been developed, written or produced, unless the applicable parties otherwise agree in writing; provided, however, that any Intellectual Property specifically developed or commissioned for the benefit of Purchaser or the Company by Seller or a Third-Party Service Provider shall be owned by and become the sole property of Purchaser or the Company, as applicable.

(c) Except as otherwise expressly provided in this Agreement or in any other Transaction Agreement, (i) no Party (or any of its Affiliates) shall have by virtue of this Agreement any licenses with respect to any Intellectual Property (including software), hardware or facility of the other Party and (ii) Purchaser shall not have by virtue of this Agreement any licenses with respect to any Intellectual Property (including software) of any Third-Party Service Provider not granted to Purchaser pursuant to Section 2.11(b). All rights and licenses not expressly granted in this Agreement or in any other Transaction Agreement are expressly reserved by the relevant Party. Each Party shall from time to time execute any documents and take any other actions reasonably requested by the other Party to effectuate the intent of this Section 2.11.

Section 2.12 Confidentiality.

(a) During the term of this Agreement and thereafter, the Parties shall, and shall instruct their respective representatives to, maintain in confidence and not disclose the other Party’s financial, technical, sales, marketing, development, personnel, and other information, records, or data, including, without limitation, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information, however recorded or preserved, whether written or oral (any such information, “Confidential Information”). Each Party shall use the same degree of care, but no less than reasonable care, to protect the other Party’s Confidential Information as it uses to protect its own Confidential Information of like nature. Unless otherwise authorized in any Contract between the Parties, any Party receiving any Confidential Information of the other Party (the “Receiving Party”) may use Confidential Information only for the purposes of fulfilling its obligations under this Agreement (the “Permitted Purpose”). Any Receiving Party may disclose such Confidential Information only to its Representatives who have a need to know such information for the Permitted Purpose and who have been advised of the terms of this Section 2.12 and the Receiving Party shall be liable for any breach of these confidentiality provisions by such Persons; provided, however, that any Receiving Party may disclose such Confidential Information to the extent such Confidential Information is required to be disclosed by a Governmental Order, in which case the Receiving Party shall promptly notify, to the extent possible, the disclosing party (the “Disclosing Party”), and take all reasonable steps requested by the Disclosing Party and at the sole cost and expense of the Disclosing Party to assist in contesting such Governmental Order or in protecting the Disclosing Party’s rights prior to disclosure, and in which case the Receiving Party shall only disclose such Confidential Information that it is advised by its outside legal counsel in writing that it is legally bound to disclose under such Governmental Order.

(b) Notwithstanding the foregoing, “Confidential Information” shall not include any information that the Receiving Party can demonstrate: (i) was publicly known at the time of disclosure to it, or has become publicly known through no act of the Receiving Party or its Representatives in breach of this Section 2.12; (ii) was rightfully received from a Third Party without a duty of confidentiality or (iii) was developed by it independently without any reliance on the Confidential Information.

(c) Upon demand by the Disclosing Party at any time, or upon expiration or termination of this Agreement with respect to any Service, the Receiving Party agrees promptly to return or destroy, at the Disclosing Party’s option, all Confidential Information. If such Confidential Information is destroyed, an authorized officer of the Receiving Party shall certify to such destruction in writing.

(d) The Parties agree that the Confidential Information of the Company relating to pricing or sales is competitively sensitive, and Seller shall establish, implement and maintain procedures and take such other steps that are reasonably necessary to prevent any disclosure of such information to its employees and those of its Affiliates who have direct responsibility for marketing, distributing or selling Beer (other than the Products) in the United States.

Section 2.13 Records. Seller shall use commercially reasonable efforts to create and maintain full and accurate books and records in connection with its provision of the Services, and, upon reasonable advance notice from Purchaser or the Company, shall make available for inspection and copy by such party’s representatives and agents such books and records during reasonable business hours. Seller may, but shall not be required to, maintain records under this Agreement following the termination of this Agreement.

Section 2.14 Inamex Equipment. On or as soon as practicable after the date hereof, (i) Seller, at no cost to Purchaser and on an “as is”, “where is” and “with all faults” basis only, shall assign, transfer and convey, or shall otherwise cause the assignment, transfer and conveyance of, all right, title and interest in and to the Inamex Equipment to Purchaser or its Affiliate and (ii) Purchaser or its Affiliate shall accept from Seller such right, title and interest in and to the Inamex Equipment. Each of Seller and Purchaser shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required in order to assign, transfer and convey the Inamex Equipment in accordance with this Section 2.14.

ARTICLE III

COMPENSATION

Section 3.01 Responsibility for Wages and Fees. For such time as any employees of Seller or any of its Affiliates are providing the Services to Purchaser under this Agreement, (a) such employees will remain employees of Seller or such Affiliate, as applicable, and shall not be deemed to be employees of Purchaser for any purpose, and (b) Seller or such Affiliate, as applicable, shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker’s compensation, and the withholding and payment of applicable Taxes relating to such employment.

Section 3.02 Terms of Payment and Related Matters. Unless otherwise specified herein or in any Schedule hereto:

(a) As consideration for provision of the Services, Purchaser shall pay Seller (i) for the Supply Services, on the terms and conditions set forth in Schedule 3.02(a)(i), and (ii) for all other services listed in Section 2.01, on the terms and conditions set forth in Schedule 3.02(a)(ii). In addition, in the event that Seller or any of Seller’s Affiliates (other than a Third-Party Service Provider) or any Third-Party Service Provider (other than an Affiliate of Seller) incurs reasonable and documented actual out-of-pocket expenses (without markup) in the provision of any Service, including, license fees and payments to Third-Party Service Providers or subcontractors, any of Seller’s Affiliates (other than a Third-Party Services Provider) or any Third-Party Service Provider (other than an Affiliate of Seller) (such included expenses, collectively, “Out-of-Pocket Costs”), Purchaser shall reimburse Seller or Third-Party Service Provider (as the case may be) for all Out-of-Pocket Costs in accordance with the invoicing procedures set forth in Section 3.02(b). Notwithstanding anything set forth in this Agreement, Purchaser shall not be obligated to pay Seller any internally allocated costs of Seller, including wages, overhead or similar costs in respect of the Services. Furthermore, Seller may direct Purchaser in writing to make any payments of Out-of-Pocket Costs or Pass-Through Charges, directly to Third Parties.

(b)

(i) Seller shall provide Purchaser, in accordance with Section 7.02 of this Agreement, with monthly invoices (“Invoices”), which shall set forth in reasonable detail, with such supporting documentation as Purchaser may reasonably request with respect to Out-of-Pocket Costs and amounts payable under this Agreement; and

(ii) payments pursuant to this Agreement shall be made within 30 Business Days after the date of receipt of an Invoice by Purchaser from Seller.

(c) Migration and Migration Services. Purchaser and Seller shall, at the sole expense of Purchaser, promptly and cooperatively develop and implement a separation and related migration plan, including addressing all reasonable concerns by Seller regarding the transfer of data, including privacy, destruction or damage to data (collectively, the “Migration Plan”) in order to achieve a Migration of the Transferred Data. Purchaser shall manage the development of the Migration Plan and the Migration pursuant to the Migration Plan and the Parties shall reasonably agree to a work plan for any such migration. Seller shall, at Purchaser’s request and sole expense (which shall include the proportional salary and benefit expenses associated with Seller’s employees but not other overhead), reasonably collaborate with Purchaser and provide Purchaser with assistance reasonably requested by Purchaser in connection with the development and implementation of the Migration Plan, it being understood that Seller shall not be obligated to take or to permit any action which reasonably threatens the integrity of the data of Seller or its Affiliates or the operation of its or its Affiliates’ businesses. Purchaser shall consider in good faith Seller’s comments to the Migration Plan. The Service Coordinators shall represent their principals in all matters associated with the Migration.

Section 3.03 Extension of Services. The Parties agree that neither Seller nor any Third-Party Service Provider shall be obligated to perform any Service upon the expiration of the applicable Service Term.

Section 3.04 Terminated Services. Upon termination or expiration of any or all Services pursuant to this Agreement, or upon the termination of this Agreement in its entirety, Seller shall have no further obligation to provide the applicable terminated Services and Purchaser will have no obligation to pay any future compensation or Out-of-Pocket Costs relating to such Services (other than for or in respect of (i) Services already provided in accordance with the terms of this Agreement and received by Purchaser prior to such termination and (ii) with respect to aluminum cans, glass, malt, crowns and caps, hops, can lids, Yeast, Cartons and corn starch that have, as of the termination of this Agreement, been shipped to the Company but have not delivered in its entirety in connection with the provision of the Supply Services).

Section 3.05 Invoice Disputes. In the event of an Invoice dispute, Purchaser shall use commercially reasonable efforts to deliver a written statement to Seller no later than seven (7) Business Days prior to the date payment is due on the disputed Invoice listing all disputed items and providing a reasonably detailed description of each disputed item. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items, within the period set forth in Section 3.02(b) (unless otherwise specified herein or in a schedule hereto); provided that nothing in this Section 3.05 shall prevent Purchaser from (a) disputing any Invoice that includes an incorrectly calculated fee or charge, for a period of one year after such Invoice was paid by Purchaser, or (b) prevent Purchaser from obtaining the rights set forth in Section 3.06 below. The Parties shall seek to resolve all such disputes expeditiously and in good faith. Seller shall continue performing the Services in accordance with this Agreement pending resolution of any dispute.

Section 3.06 Audits. Seller shall make and keep books, records, receipts, work-papers, invoices and other information containing complete and accurate, data and other such particulars as may be reasonably necessary to verify all amounts charged to Purchaser under this Agreement, including all fees, Out-of-Pocket Costs, Pass-Through Charges and the prices, components and calculations thereof charged to Purchaser for Supply Services (including all Year 1 Base Prices for aluminum cans, glass, malt, crowns and caps, hops and corn starch and prices for can lids, Cartons and Yeast). Purchaser shall have the right to audit, or cause its representatives to audit, books, records, receipts, work-papers, invoices and other information during the term of this Agreement and for one (1) year thereafter, such audit to be conducted on reasonable advance notice and during normal business hours; provided that if the disclosure of any information would cause Seller to violate applicable Law, the terms of any confidentiality agreement or the confidentiality provision in any Contract, or impact any privilege, including the attorney/client privilege, Seller and Purchaser shall cooperate in good faith and take all such reasonable actions as are necessary to ensure that Purchaser is able to verify all amounts charged to Purchaser under this Agreement, including all fees, Out-of-Pocket Costs, Pass-Through Charges and the prices, components and calculations thereof charged to Purchaser for Supply Services (including all Year 1 Base Prices for aluminum cans, glass, malt, crowns and caps, hops and corn starch and prices for can lids, Cartons and Yeast). In the event that such audit reveals a discrepancy in the amounts paid by Purchaser to Seller from what was actually required to be paid, Seller shall refund Purchaser such overpayment, or Purchaser shall reimburse Seller for such underpayment, as applicable. In the event that Purchaser’s overpayment is in excess of five percent (5%) of the amount Purchaser was required to pay Seller, Seller shall also reimburse Purchaser for the cost of such audit. Seller shall respond in writing to Purchaser regarding any items of noncompliance identified by Purchaser during such inspections or audits within seven (7) days of Purchaser’s notice thereof and shall use its reasonable best efforts to remedy any such items of noncompliance within fifteen (15) days of notice thereof.

Section 3.07 Taxes.

(a) Purchaser shall be responsible for all sales, transfer, goods or services Tax, value added Tax, or similar gross-receipts-based Tax (including any such Taxes that are required to be withheld), imposed against or on services provided (“Sales Taxes”) by Seller, an Affiliate of Seller, or Third-Party Service Provider. Notwithstanding any provision to the contrary, all consideration paid under this Agreement is exclusive of Sales Taxes.

(b) Purchaser shall be entitled to deduct and withhold Taxes required by any applicable Law to be withheld on payments made pursuant to this Agreement. To the extent any amounts are so withheld, Purchaser shall promptly provide to such Seller, Affiliate of Seller, or Third-Party Service Provider evidence of such payment to such Governmental Authority. Seller, an Affiliate of Seller, or Third-Party Service Provider shall, prior to the date of any payment to be made pursuant to this Agreement, at the request of Purchaser, make commercially reasonable efforts to provide such Seller, Affiliate of Seller, or Third-Party Service Provider any certificate or other documentary evidence (x) required by Law or (y) which such Seller, Affiliate of Seller, or Third-Party Service Provider is entitled by Law to provide in order to reduce the amount of any Taxes that may be deducted or withheld from such payment and Purchaser agrees to accept and act in reliance on any such duly and properly executed certificate or other applicable documentary evidence.

Section 3.08 Other Matters.

(a) Notwithstanding anything herein to the contrary, Seller shall have no obligation to hire, assign or retain any employees, agents, contractors or other personnel in connection with this Agreement or the Services hereunder, other than as expressly set forth in Schedule 3.02(a)(ii).

(b) Seller warrants that the aluminum cans, glass, malt, crowns and caps, hops, corn starch, can lids, Cartons and Yeast supplied to Purchaser pursuant to the Supply Services, that are manufactured by Seller or an Affiliate of Seller, shall be merchantable at the time of delivery to Purchaser and shall permit Purchaser and its Affiliates to comply with their obligations under the Sublicense Agreement. With respect to aluminum cans, glass, malt, crowns and caps, hops, corn starch, can lids, Cartons and Yeast supplied to Purchaser pursuant to the Supply Services that are manufactured by a Third Party, Seller or its applicable Affiliate shall pass through to Purchaser or its applicable Affiliate all warranties provided by such Third Party with respect to such product (the “Pass Through Warranty”).

ARTICLE IV

[RESERVED]

ARTICLE V

LIMITED LIABILITY AND INDEMNIFICATION

Section 5.01 Limitation on Liability. In no event shall Seller have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including (i) loss of future revenue or income, (ii) loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement (the losses specified in clauses (i) and (ii) of this Section 5.01, collectively, “Lost Profits”), or (iii) diminution of value or any damages based on any type of multiple, whether based on statute, contract, tort or otherwise, and whether or not arising from the other Party’s sole, joint, or concurrent negligence, strict liability, criminal liability or other fault (such damages, collectively, “Consequential Damages”); provided, however, that the foregoing limitation on the Seller’s liability for reasonably foreseeable Lost Profits shall not apply (provided that, for the avoidance of doubt, the foregoing limitation on Consequential Damages other than reasonably foreseeable Lost Profits shall nevertheless apply) to the extent Seller’s liability relates to, arises out of or results from the failure to timely supply Yeast, cans, malt and glass in such quantities and of such quality as required by the terms of this Agreement. Notwithstanding anything herein to the contrary, Seller’s aggregate liability under this Agreement, to the extent such liability relates to, arises out of or results from the failure to timely supply Yeast, cans, malt and glass in such quantities and of such quality as required by the terms of this Agreement, shall not exceed $250,000,000.00. In addition, the limitation on Consequential Damages set forth above shall not apply to any such damages awarded and paid to a third party.

Section 5.02 Indemnification. Subject to the limitations set forth in Section 5.01, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates and each of their respective Representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses of Purchaser Indemnified Parties relating to, arising out of or resulting from the gross negligence or willful misconduct of Seller or its Affiliates or any Third Party that provides a Service to Purchaser pursuant to Section 2.03 in connection with the provision of, or failure to provide, any Services to Purchaser.

Section 5.03 No Duplicative Indemnification. No Party may obtain duplicative indemnification or other recovery for Losses and recoveries under one or more provisions of this Agreement, the Stock Purchase Agreement, and the Membership Interest Purchase Agreement, the Sublicense Agreement or any other agreement ancillary thereto. In no event shall any indemnification or other recovery for Losses hereunder be aggregated with, or otherwise subject to, any of the indemnification limits or conditions set forth in Article VII of the Stock Purchase Agreement.

Section 5.04 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER (a) MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE MATERIALS AND SERVICES PROVIDED HEREUNDER, AND ALL SUCH MATERIALS AND SERVICES ARE PROVIDED “AS IS,” AND (b) DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE, WHICH ARE SPECIFICALLY DISCLAIMED.

ARTICLE VI

TERMINATION

Section 6.01 Termination of Agreement. Subject to Section 6.03, this Agreement shall terminate in its entirety on the third anniversary of the Closing Date or earlier (a) by mutual written consent of the Parties, (b) upon the occurrence of a Change of Control, (c) by Purchaser at any time upon providing written notice of termination to Seller or (d) by Seller upon any assignment of all, but not less than all, rights, powers, privileges, duties or obligations under the Sublicense Agreement, other than any assignment to an Affiliate of Purchaser; provided that any payment obligations of Purchaser shall survive such termination, and the parties obligations’ under the last sentence of Section 2.11, Section 2.12, Section 3.04, Article V, Article VI and Article VII shall survive such termination.

Section 6.02 Force Majeure. The obligations of Seller and any Third-Party Service Provider under this Agreement with respect to any Service shall be suspended during the period and to the extent that Seller or Third-Party Service Provider is prevented or materially hindered from providing such Service, or Purchaser is prevented or materially hindered from receiving such Service, due to any of the following causes beyond such Persons reasonable control (such causes, “Force Majeure Events”): (a) acts of God, (b) flood, fire or explosion, (c) war, invasion, riot or other civil unrest, (d) Governmental Order or Law, (e) actions, embargoes or blockades in effect on or after the date of this Agreement, (f) action by any Governmental Authority, (g) national or regional emergency, (h) strikes, labor stoppages or slowdowns or other industrial disturbances, (i) shortage of adequate power or transportation facilities, (j) adverse weather conditions or (k) any other event which is beyond the reasonable control of such party. The Person suffering a Force Majeure Event shall give notice of suspension as soon as reasonably practicable to the other party stating the date and extent of such suspension and the cause thereof, and Seller or Third-Party Service Provider (as the case may be) shall resume the performance of such Persons obligations as soon as reasonably practicable after the Force Majeure Event ends. None of Purchaser, Seller or any Third-Party Service Provider shall be liable for the nonperformance or delay in performance of its respective obligations under this Agreement when such failure is due to a Force Majeure Event. From and during the occurrence of a Force Majeure Event, Seller and any Third-Party Service Provider (as applicable) may, but shall not be under any obligation to replace the affected Services.

Section 6.03 Effects of Termination; Survival. Nothing in this Article VI will relieve any Party from its liability for any breach or violation of this Agreement prior to any termination hereof. The provisions of any payment obligations of Purchaser shall survive such termination, and the Parties’ obligations under the last sentence of Section 2.11, Section 2.12, Section 3.04, Article V, Article VI and Article VII shall survive such termination.

Section 6.04 Return of Information. If this Agreement or a particular Service is terminated, upon request, each Party shall promptly return to the other Party all information furnished by such other party in connection with each terminated Service (including all copies or materials developed from such information, if any, thereof), except to the extent the Parties are required or permitted to retain pursuant to applicable Law.

ARTICLE VII

GENERAL PROVISIONS

Section 7.01 Treatment of Confidential Information. To the extent not inconsistent with Section 2.12, all information disclosed pursuant to this Agreement by either Party or to which either Party or its Affiliates or its or their representatives otherwise has access as a result of this Agreement or the performance of the Services shall be subject in all respects to Section 9.1 of the Stock Purchase Agreement.

Section 7.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (return receipt requested), (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid to the respective Parties at the following respective addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Section 7.02):

If to Seller:

Anheuser-Busch InBev SA/NV

Brouwerijplein 1

Leuven 3000

Belgium

Attention: Chief Legal Officer & Company Secretary

Telephone: +32 16 276942

Fax: +32 16 506699

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: George J. Sampas

        Krishna Veeraraghavan

Telephone: +1-212-558-4000

Facsimile: +1-212-558-3588

If to Purchaser:

Constellation Brands, Inc.

207 High Point Drive, Building 100

Victor, New York 14564

Attention: General Counsel

Telephone: +1 (585) 678-7266

Facsimile: +1 (585) 678-7103

with a copy to (which shall not constitute notice):

Nixon Peabody LLP

1300 Clinton Square

Rochester, NY

Attention: James O. Bourdeau

Telephone: +1 (585) 263-1000

Facsimile: +1 (585) 263-1600

Section 7.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. Nothing in this Section 7.03 shall affect a Party’s right to terminate this Agreement pursuant to Article VI.

Section 7.04 Entire Agreement. Except as expressly set forth herein, this Agreement (and the Schedules attached hereto), the Stock Purchase Agreement, the MIPA Agreement and the Sublicense Agreement, constitute the entire understanding of the Parties with respect to the transactions contemplated hereby, and supersede all prior and contemporaneous agreements and understandings, written and oral, among the Parties hereto with respect to the subject matter hereof. To the extent there is a conflict between this Agreement and the Stock Purchase Agreement, the terms of the Stock Purchase Agreement will control.

Section 7.05 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Subject to Section 2.03 of this Agreement, no Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party; provided, however, in the case of an assignment of Purchaser’s rights and/or delegation of Purchaser’s obligations to any Person (other than a Prohibited Owner), such consent shall not unreasonably be withheld by Seller, and any attempted or purported assignment in violation of this Section 7.05 shall be null and void; provided, further, that any obligation of any Party to the other Party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such first Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 7.06 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

Section 7.07 Amendment; Waiver. No provision of this Agreement may be amended, supplemented or modified except by a written instrument signed by all of the Parties thereto. No provision of this Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 7.08 Governing Law. This Agreement shall be governed by, enforced pursuant with and construed in accordance with the laws of New York, without regard to the conflict of laws principles, to the extent such principles are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

Section 7.09 Consent to Jurisdiction/Venue. Each Party hereby waives, to the extent permitted by Law, all jurisdictional defenses, objections as to venue and any rights to appeal, review or nullify such award by any court or tribunal. Each of the Parties hereby submits to the exclusive jurisdiction of any court of competent jurisdiction in any Federal or State Court in the City of New York, County of New York, (the “Specified Court”) in any action, suit or proceeding arising out of or relating to this Agreement and the non-exclusive jurisdiction of the Specified Court with respect to the enforcement of any award thereunder.

Section 7.10 Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties agrees that, without the necessity of posting bonds or other undertaking, the other Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at Law. The Parties further agree that (a) by seeking any remedy provided for in this Section 7.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party and (b) nothing contained in this Section 7.10 shall require any party to institute any action for (or limit any Party’s right to institute any action for) specific performance under this Section 7.10 before exercising any other right under this Agreement.

Section 7.11 Further Assurances. Each Party shall take, or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that any other Party may reasonably request in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

Section 7.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 7.13 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 7.14 No Set-Off. Neither Seller nor any of their respective Affiliates, on the one hand, nor Purchaser nor any of their respective Affiliates, on the other hand, shall have any set-off or other similar rights with respect to (a) any amounts due or owing (or to become due and owing) by such party or its Affiliates pursuant to this Agreement against (b) any other amounts due or owing or claimed to be due or owing to such party or its Affiliates pursuant to this Agreement or any other Contract.

Section 7.15 Expenses. Except as otherwise provided in this Agreement, any costs, expenses or charges incurred by any of the Parties hereto shall be borne by the party incurring such cost, expense or charge.

[Signature Page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the authorized representative of each signatory set forth below as of the date first written above.

ANHEUSER-BUSCH INBEV SA/NV

By:
Name: Title:

By:
Name: Title:

CONSTELLATION BRANDS, INC.

By:
Name: Title:

[Signature Page to Transition Services Agreement]

The Registrant has omitted from this filing the Exhibits and Schedules listed below. The Registrant will furnish supplementally to the Securities and Exchange Commission, upon request, a copy of such Exhibits and Schedules.

Exhibits omitted from the First Amendment to Stock Purchase Agreement:

Annex A	—	Employees and Independent Contractors

Exhibits omitted from the Amended and Restated Sub-license Agreement (Exhibit A to the First Amendment to Stock Purchase Agreement):

Exhibit C	—	Brand Guidelines

Exhibits omitted from the Transition Services Agreement (Exhibit B to the First Amendment to Stock Purchase Agreement):

Schedule 2.01(d)	—	Brewery Expansion Services
Schedule 2.08	—	Service Coordinators
Schedule 3.02(a)(i)	—	Supply Services
Schedule 3.02(a)(ii)	—	Fee Schedule